AURIZON MINES LTD.

Suite 3120, Park Place, 666 Burrard Street
Vancouver, British Columbia  V6C 2X8

Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

 ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

March 31, 2010

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2010

TABLE OF CONTENTS
PRELIMINARY NOTES	2
FINANCIAL STATEMENTS	2
CURRENCY	2
GOLD PRICES	2
DEFINITIONS AND TECHNICAL TERMS	2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	2
CAUTIONARY NOTE TO U.S. READERS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	6
GENERAL	6
CASA BERARDI GOLD MINE	8
JOANNA GOLD DEVELOPMENT PROJECT	20
RISK FACTORS	38
DIVIDENDS	45
DESCRIPTION OF CAPITAL STRUCTURE	45
TRADING PRICE AND VOLUME	46
DIRECTORS AND OFFICERS	46
CONTROL OF SECURITIES	48
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	48
CONFLICTS OF INTEREST	49
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	49
LEGAL PROCEEDINGS	49
TRANSFER AGENTS AND REGISTRARS	49
MATERIAL CONTRACTS	49
NYSE AMEX CORPORATE GOVERNANCE	49
INTERESTS OF EXPERTS	51
AUDIT COMMITTEE INFORMATION	51
GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS	54
ADDITIONAL INFORMATION	58
SCHEDULE “A”	59

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2010

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PRELIMINARY NOTES

In this Annual Information Form, Aurizon Mines Ltd. is referred to as "Aurizon" or the "Company".  All information contained herein is as at December 31, 2009, unless otherwise stated.

FINANCIAL STATEMENTS

This Annual Information Form should be read in conjunction with the Company's financial statements and management's discussion and analysis for the year ended December 31, 2009.  The financial statements and management's discussion and analysis are available at www.aurizon.com and under the Company's profile on the SEDAR website at www.sedar.com.  All financial statements are prepared in accordance with Canadian generally accepted accounting principles.

CURRENCY

All dollar amounts are in Canadian dollars unless otherwise specified.  References to US$ are to the United States dollar.

GOLD PRICES

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2009, as quoted by the London Bullion Market Association were as follows:

	Year Ended December 31

	2009	2008	2007
	(US$)	(US$)	(US$)
High	1,212	1,011	841
Low	810	713	608
Average	973	872	695
Closing (a.m. fix)	1,104	870	834

On March 29, 2010, the closing afternoon fixing gold price in United States dollars per troy ounce, as quoted on the London Bullion Market Association, was US$1107.

DEFINITIONS AND TECHNICAL TERMS

Terms having a capitalized first letter and technical terms that are not otherwise defined in the body of this Annual Information Form are defined in "Glossary of Technical Terms and Definitions".

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Information Form contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to together herein as “forward-looking information”).  This forward-looking information is made as of the date of this Annual Information Form and except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, total cash cost per ounce of gold produced at the Casa Berardi mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected results of exploration activities, permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage.

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This forward-looking information is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2010, that the current price of gold will be sustained, or will improve, that the current mill recovery rates at the Company's Casa Berardi mine will continue, that the Company's current mine plan can be achieved, and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labor, equipment or materials increase more than expected, that the future price of gold will decline, that the Canadian dollar strengthens against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labor disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Annual Information Form.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO U.S. READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities.  In this Annual Information Form, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  U.S. investors are urged to consider closely the disclosure of the technical terms in the Glossary of Technical Terms and Definitions hereof.

The Company is required to describe mineral reserves associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "proven" or "probable", which categories of reserves are recognized by Canadian regulations but differ from those definitions recognized by the United States Securities and Exchange Commission ("SEC").  Further, the Company is required to describe mineral resources associated with its properties utilizing CIM definitions of "indicated" or "inferred", which categories of resource are recognized by Canadian regulations but are not recognized by the SEC.

Accordingly, information contained in this Annual Information Form regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this Annual Information Form uses the term "indicated" resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Annual Information Form also uses the term "inferred" resources.  U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2010

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CORPORATE STRUCTURE

Aurizon was incorporated on April 8, 1988 under the former Company Act (British Columbia).  Effective August 24, 1988 Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'Or Val Mines Ltd. and Perron Gold Mines Ltd., pursuant to a statutory plan of arrangement.

On March 14, 2005, the Company transitioned under the Business Corporations Act (British Columbia) ("BCBCA").  On May 15, 2007, the Company altered its Notice of Articles to increase its authorized capital to an unlimited number of shares, and to remove the application of the "Pre-existing Company Provisions" which were part of the Company's Notice of Articles by virtue of the regulations under the BCBCA.  As a result of removal of the Pre-existing Company Provisions the threshold for the number of votes required to pass a special resolution was decreased from 75% to two-thirds of the votes cast in person or by proxy at a meeting of shareholders.  The Company adopted new Articles on May 15, 2007.

The Company has no material subsidiaries.  The head office and registered and records office address of Aurizon is located at Suite 3120, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

GENERAL DEVELOPMENT OF THE BUSINESS

Aurizon is a Canadian-based gold producer with operations and development activities in the Abitibi region of north-western Quebec.  Since 1988 Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America.

Aurizon owns 100% of the producing Casa Berardi gold mine (“Casa Berardi Mine”) and has optioned 50% of the surrounding exploration property (the "Casa Berardi Exploration Property") to Lake Shore Gold Corp.  The Casa Berardi Mine and the Casa Berardi Exploration Property are referred to together herein as the "Casa Berardi Gold Mine".

Aurizon also owns or has an option to acquire up to a 100% interest in 155 mineral claims, subject to certain net smelter royalties, located in the Joannes Township of Quebec (the "Joanna Gold Development Project"), a development-stage gold property on which a feasibility study has been commissioned; and has staked mineral claims covering approximately 42,000 hectares in the Kipawa area along the Ontario-Quebec border (the "Kipawa Gold-Rare Earth Elements Project"), an early stage exploration project.

Aurizon's objective is to become an intermediate gold mining company with multiple mines in politically stable jurisdictions.  Aurizon's growth strategy is to extend the mine life of its existing Casa Berardi Mine and to increase gold production by developing its existing projects in Quebec and by the acquisition of, or merger with, companies with production or advanced development-stage gold projects.  To execute its growth strategy, Aurizon has built a team of mining professionals with experience and technical knowledge in exploration, development, construction, mine operations and environmental compliance and in financial disciplines.

The following maps show the locations of the Company's existing projects:

AURIZON
Project Location Map
Operations
Val d'Or, Canada
CANADA
Quebec
Headquarters
Vancouver, Canada
Casa Berardi
(Mine)
La Sarre
109
113
Joanna
(Feasibility)
111
Rouyn-Noranda
Val-d'Or
(Technical Office)
101
Kipawa Property
(Early Stage)
Temiscamingue

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CASA BERARDI
JOANNA
KIPAWA
ONTARIO
QUEBEC
QUEBEC
Matagami
Joutel
La Sarre
Lac Turgeon
Lac Macamic
Lac Abitibi
Lac Obalski
Amos
Senneterre
Rouyn-Noranda
Val d'Or
Virginiatown
Lac Malartic
Beleterre
Ville-Marie
Témiscamingue
North Bay
101
109
111
113
117
11
63
17
0
30km
AURIZON
Project Location Map

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THREE YEAR HISTORY

During the past three years the Company's principal focus and its major capital and exploration spending programs have been on the Casa Berardi Mine and on the Joanna Gold Development Project.  Both of these projects are located in the Abitibi region of north-western Quebec.  During this period, the Company invested $81 million in exploration, development and capital expenditures at the Casa Berardi Gold Mine, and $22 million at the Joanna Gold Development Project.

Gold production from the Casa Berardi Mine totaled 159,261 ounces in 2009, compared to 158,830 ounces in 2008, and 159,469 ounces in 2007.  I t is estimated that the Casa Berardi Mine will produce between 145,000 to 155,000 ounces of gold in 2010.  The slight decrease in projected gold production for 2010 is attributable to lower average gold grades being included in the 2010 mine plan, particularly in the first part of the year.  In 2011, annual gold production of 160,000 to 170,000 ounces is anticipated at Casa Berardi, as higher grade areas are included in the mine plan.

In 2009, Aurizon received a positive pre-feasibility study for the Joanna Gold Development Project and a decision was made to proceed to the final feasibility stage on the project.  Work has commenced under the direction of BBA Inc., Montreal, Quebec, for a final feasibility study, which is anticipated to be completed in the fourth quarter, 2010.

See "Description of the Business – Casa Berardi Mine" and "Description of the Business – Joanna Gold Development Project".

Financing Activities

In February 2006, the Company obtained a $75 million project loan facility (the "Loan Facility") to fund construction and pre-production development work at the Casa Berardi Mine.  A total of $73.5 million was drawn on the Loan Facility, of which $4.4 million was repaid in 2007, $39.8 million was repaid in 2008, and the balance of $29.3 million repaid in 2009.

Under the terms of the Loan Facility, the Company was required to enter into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  Information regarding these financial instruments and the Company's derivative positions is contained in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations.

On April 29, 2009, the Company closed an underwritten prospectus offering of common shares, raising gross proceeds of $50 million. A syndicate of underwriters purchased an aggregate of 9,708,800 common shares of Aurizon at a price of $5.15 per share.  The net proceeds of the financing, totalling $47.3 million, were used to strengthen the Company's working capital position, and for other general corporate purposes, including the evaluation of potential acquisitions.

In addition, the exercise of incentive stock options provided $3.6 million in 2009, $2.7 million in 2008, and $1.1 million in 2007.

DESCRIPTION OF THE BUSINESS

GENERAL

Aurizon is a gold-producer engaged in the acquisition, exploration, development and operation of gold projects.  The Company is pursuing a growth strategy that may involve acquisitions as well as continuing development of its existing projects in the Abitibi region of north-western Quebec.

Products.   The Company's principal product is gold, with gold sales accounting for most of the Company's revenues.  There is a global gold market into which the Company can sell its gold and as a result Aurizon is not dependent on a particular purchaser to sell gold that it produces.

Production.  In 2009 and 2008, the Company's gold production totaled 159,261 ounces and 158,830 ounces, respectively, and gold sales during the year totaled 159,275 ounces and 159,404 ounces, respectively.  See "Description of the Business - Casa Berardi Gold Mine”.

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Specialized skill and knowledge.  The skills and knowledge required to develop and operate underground and open pit mines include experience in exploration, development, construction, mine operations, engineering, metallurgical processing and environmental compliance.  Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in geological, metallurgical, engineering, environmental and other relevant disciplines.  The Casa Berardi Mine is located within a historic mining district, providing a source of skilled labor which Aurizon engages mainly on a long term contract basis.

Competitive conditions.  The Company competes for mining projects and qualified personnel with large established mining companies having greater financial and technical resources.  As a result, the Company faces challenges in acquiring desirable properties and in attracting and retaining skilled personnel.  The Company offers competitive remuneration and compensation packages to attract and retain skilled, experienced personnel, and offers training programs for local people and programs for technical personnel from different countries.

Economic dependence.  Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Gold doré bars produced by the Company are being and will continue to be refined by commercial refineries.  The gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse effect would result if the Company lost the services of its current refiners.  Because of the large number of available gold purchasers, the Company does not consider itself dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

Changes to Contracts. Contractors, under the supervision of Aurizon's staff, are engaged to carry out various aspects of the Company's mining, development and exploration activities, including underground development, surface and underground diamond drilling and maintenance of equipment and infrastructure.  Contracts are periodically renewed and/or renegotiated as and when required.  The Company does not expect that the renewal and/or renegotiation of any contracts or sub-contracts will have a material effect, adverse or otherwise, on the Company's activities in the current financial year.

Cycles.  The Company's business and operations are not seasonal.  Demand for and price of gold is volatile and affected by numerous factors beyond the Company's control.  See “Risk Factors – Gold Price Volatility”.

Employees.  As at the most recent financial year ended December 31, 2009, the Company had 99 employees and 374 contract employees.

Environmental protection and reclamation obligations.  Estimated fair value of the asset retirement obligations at December 31, 2009 was $21.8 million.  As a result of soil and tailings characterization studies conducted in 2008 and new environmental guidelines of provincial and federal authorities, the new tailings characterization studies at the Casa Berardi Mine indicate that arsenic levels in the tailings pond could exceed newly specified maximum acceptable levels set by government authorities at the end of operations if a cover on the tailings is not applied.  Aurizon has engaged independent environmental consultants to assist with design and methodology and to prepare a formal cost estimate for the reclamation work that will be required to address the new mine closure requirements.  The restoration cost estimate is based on information currently available to the Company.  While the Company believes the estimate to be reasonable and adequate, it is subject to final design criteria and costs may increase or decrease over time as a result of factors beyond the control of the Company.  The Company is committed to restoring the mine site upon closure to a state that complies with all government standards.

All of the Company's operations are subject to reclamation, site restoration and closure requirements.  Costs related to ongoing site restoration programs are expensed when incurred.  The Company calculates its estimates of the ultimate reclamation liability based on the requirements of current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. In Quebec, seventy percent (70%) of estimated reclamation costs must be funded in trust by the estimated mine closure date according to a schedule provided by the government authorities.  Based upon the current Casa Berardi life of mine, 6.3% of the 70% funding requirement must be funded upon approval of the revised closure plan.  Thereafter, the funding escalates annually from 18.7% up to 43.7% of the requirement.  It is possible that the Company's estimates of its ultimate reclamation liability could change as a result of changes in laws and regulations and changes in cost estimates, and such changes could affect the estimates and projections contained in the current mine plan.  See also “Risk Factors” Global Development.  Aurizon is committed at all times to take into consideration the environment, health, safety and welfare of the communities in which it has operations, development and exploration activities and to strive to be legally compliant, and economically, environmentally, socially and ethically responsible.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2010

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Aurizon believes in the philosophy of sustainable development – development that meets the needs of the present without compromising the ability of future generations to meet their own needs.

During 2009, the Company received the prestigious “e3 Plus Award” from the Association de L'Exploration Minière du Québec (AEMQ) at the Quebec Exploration 2009 convention.  The e3 Plus Award is granted in recognition of the recipient's high level of environmental and social responsibility and its compliance with best practices as recommended by the Prospectors and Developers Association (PDAC) in their e3 Plus guidelines entitled A Framework for Responsible Exploration.  The guidelines are an initiative of PDAC designed to assist exploration companies to continuously improve their social, environmental and health and safety performance and to comprehensively integrate these aspects into all of their exploration activities.  In addition, the Company received the 2009 EXTRA award from the Val d'Or Chamber of Commerce, Quebec in recognition of welcoming, integrating and promoting cultural and ethnic diversity in the work environment.

In accordance with its Global Development policy and principles, Aurizon met with more than 35 groups of stakeholders, as well as the nearby residents of the Joanna Gold Development Project, with the objective of integrating their concerns into the Company's recently completed positive pre-feasibility study on the project.  This pro-active approach in communicating Aurizon's plans to various stakeholder groups, obtaining their views, and incorporating their concerns into the Company's studies, were recognized and culminated in the Company's receipt of the distinguished e3 Plus Award.

In 2009, the Company made charitable contributions totalling $542,732 to 155 organizations in the province of Quebec.  The following graph illustrates the sectors in which these distributions were made.

CASA BERARDI GOLD MINE

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Casa Berardi Gold Mine is derived from three sources.  The first is the most recent technical report prepared in accordance with NI 43-101 dated February 9, 2009, prepared by Bernard Salmon, ing. And Jason Cox, P.Eng., of Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”),  entitled "Technical Report on the Casa Berardi Mine, Northwestern Quebec, Canada” (the “Scott Wilson RPA Technical Report”).  The second source is an updated Mineral Reserve and Mineral Resource estimate as of December 31, 2009, prepared by Scott Wilson RPA, as disclosed by Aurizon in a news release dated March 1, 2010.  All other information of a scientific or technical nature has been prepared under the supervision of Christian Bourcier, P. Eng., Mine Manager, Casa Berardi Mine and a qualified person under NI 43-101.  Further particulars regarding the Casa Berardi Gold Mine are contained in the Scott Wilson RPA Technical Report which is filed under the Company's profile at www.sedar.com.

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Property Description and Location

The Casa Berardi Gold Mine is located in the Province of Quebec, approximately 95 kilometers north of the town of La Sarre, in the James Bay municipality.  The Casa Berardi Mine site is located at longitude 79° 16' 46.4" and latitude 49° 33' 56.7".  The property is limited to the west by the Quebec/Ontario border and covers parts of Casa Berardi, Dieppe, Raymond, D'estrees, and Puiseaux townships.

The project area extends east-west for more than 37 kilometers and reaches 3.5 kilometers in width.  The Casa Berardi gold deposits are located along a 5 kilometer east-west mineralized corridor.  They include the East and West Mines, and the Principal Zones.

The Casa Berardi Gold Mine is composed of 299 contiguous designated claims (CDC), covering a total area of 14,796.28 hectares, and two mining leases, BM 768 and BM 833, covering areas of 367.09 hectares and 84.35 hectares, respectively.  The total property area is 15,247.72 hectares.  Aurizon also holds a non-exclusive lease BNE 25938 (sand and gravel pit), tailings lease 70218, and an additional five hectares of land contiguous to mining lease BM 768 for rock waste material storage.

Under the Quebec Mining Act, claims are required to be renewed every two years.  Statutorily prescribed minimum work commitments apply to all claims and leases.  The Casa Berardi Exploration Property has excess work credits of $7.7 million (February 28, 2010), and the leases comprising the Casa Berardi Mine have excess of work credits of $3.9 million (February 28, 2010).  Municipal taxes on the project are paid up to date.

Aurizon owns a 100% interest in the mineral titles and mining leases that comprise the Casa Berardi Gold Mine.  The claims and mining leases that comprise the Casa Berardi Gold Mine are in good standing.  Mining lease 768 expires in 2018 and mining lease 833 expires in 2015.

Aurizon has all permits required for current operations at the Casa Berardi Gold Mine.  A new permit application is in process for a certificate for the industrial waste water reduction systems.  An environmental effect monitoring study is in progress pursuant to applicable regulations.  Results may generate a requirement for additional permits.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Casa Berardi Gold Mine is located 95 kilometers north of the town of La Sarre, in the James Bay Municipality in the Abitibi region of Northwestern Quebec.  The nearest commercial airport is located at Rouyn-Noranda.  La Sarre can be reached from Rouyn-Noranda via provincial roads 101 and 111.  The 38 kilometers all-season gravel road to the mine site branches off from the paved road linking La Sarre and the Selbaie Mine through the village of Villebois.  The branch is approximately 21 kilometers north of Villebois.  A gravel road links the East Mine and the West Mine, and a number of forestry roads provide access to the rest of the project area, from east and west.  Power supply to the site is provided by a 55 km, 120 kV power line, from the town of Normetal.

The mean annual temperature for the area is slightly above the freezing point at 0.8°C.  Average July temperature is 16.8°C, and average January temperature is -17.9°C.  Average annual precipitation is 856 mm.  Rain precipitation is highest in September.  Snow precipitation is registered between October and May, but its peak falls in the period between November and March.

The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available.  Both experienced and general labor is readily available from La Sarre area, a municipality of approximately 7,000 inhabitants.

The surface and underground infrastructure at the East Mine includes a 2,200 tonnes per day mill, a tailings pond, a polishing pond, and a process water pond, a crushing plant, administrative building including infirmary, laboratory, millwright shop, and electrical shop; a warehouse for reagents and lubricants, a core shack, a pumping station, a backfill plant, a hoist room, a head frame, and a 379 meters deep shaft, a decline and a series of ramp-connected levels.

Existing surface and underground infrastructure at the West Mine includes a backfill plant including a compressor room and a ventilation raise intake, settling ponds, a pumping station, a garage, a dry house, a second warehouse, a core storage area, a gatehouse, a decline providing access to all intermediate levels and a shaft down to a vertical depth of 760 meters.

There is no infrastructure related to the Principal Zones.  A 5 kilometer track drift joins the East Mine and West Mine and provides access to the Principal Zones at the 280 meters level.

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The topography is generally gentle and is mostly characterized by swamps and thick overburden coverage (up to 60 meters locally).  Elevation varies between 270 meters and 360 meters above sea level.  An esker crosses the property south of the West Mine, and was once quarried for gravel.  The Casa Berardi Gold Mine falls within the boreal zone and the spruce and moss domain.  The forested zones are characterized mainly by jack pine and spruce and have generally been logged.  The area is characterized by swamps and is classified as a bare to semi-bare wetland.  The Turgeon River crosses the western part of the project area, while Raymond Lake is located to the east of the East Mine and the West Mine sites.

History

Prior to 1974 the Casa Berardi area was explored for base metal and iron formations.  In 1974, the first 13 claims were staked by Inco Gold.  The discovery hole was drilled in 1981, and 590 additional claims were staked.  In 1983, a joint venture agreement was reached between Inco Gold and Golden Knight Resources Inc. ("Golden Knight").  In September 1988 the East Mine opened.  Commercial production began at the West Mine in 1990.

In 1991, TVX Gold Inc. ("TVX") acquired Inco Gold's 60% interest in the joint venture.  In 1994, TVX and Golden Knight purchased the remaining interest in the Domex claim block, a part of the Principal (Main) Zone between the West Mine and the East Mine, from Teck Corporation.

By 1997, 3,769 holes had been drilled on the property for a total of 463,492 meters.  Approximately 92% of these holes were located in the area between the West Mine and the East Mine.

The first mineral reserve estimate on the property was published in 1987.  Mineral reserves were estimated yearly during the life of the mine until 1997.  Following closure of the East Mine and West Mine, the remaining mineralization was reclassified as mineral resources.

Production is reported to have begun at the East Mine in September 1988 and at the West Mine in April 1990.  The reported total combined production for the period from 1988 to 1997 was 3.5 million tonnes at an average grade of 7.1 grams per tonne gold.  The reported total gold recovered during the operating years was 688,400 ounces, with a mill gold recovery rate averaging 87%.  In January 1997, TVX announced the closure of the East Mine due to ground control problems. Two months later, the West Mine was closed.

Aurizon acquired the claims, leases and infrastructure comprising the Casa Berardi Gold Mine project in 1998 from TVX.

Exploration by Aurizon

After acquiring the Casa Berardi Gold Mine project in 1998, Aurizon completed an exploration diamond drilling program totaling more than 76,000 meters (50,000 meters from surface and 26,000 meters from underground).  The main objective of the campaign was to increase the gold mineral inventory of the property by drilling prospective sectors below the 400 meter level in the West Mine area.  The program resulted in the discovery of Zone 113 and other smaller mineralized bodies.  An internal study in March 2000 indicated positive economic potential of the West Mine area below the 400 meter level.

In the following two years, exploration drilling activities were limited due to depressed gold prices.  Aurizon subsequently completed a surface exploration program that led to the discovery of additional zones east of Zone 113.

An underground exploration program was initiated in April 2003 to test the continuity of the mineralization of Zone 113 and the West Mine ramp was extended to the 550 meter level, to provide access to Zone 113 for metallurgical test work and to provide drill bases for in-fill definition drilling.  Approximately 44 meters of the exploration drift were completed by the year-end, allowing the completion of 1,400 meters of definition drilling.  A further 21,000 meters of surface exploration drilling was completed in the area of Zones 118-120 and around a radius of 1 kilometer around the East Mine infrastructure. In order to better understand the structures controlling the deposit, gravimetric measurements were taken from 736 gravimetric stations covering mostly the West Mine and Principal Zone areas.

In 2004, $27.6 million was invested at the Casa Berardi Gold Mine project for the construction of the surface foundations and shaft collar, a shaft pilot raise from the 550 meters level to surface, 878 meters of exploration drifts, 53,100 meters of exploration and definition drilling, 102 meters of ventilation raising; and 1,590 meters of ramping down to the 550 meter level.  Aurizon commissioned Met-Chem Canada Inc. ("Met-Chem") to prepare a feasibility study (the "Met-Chem Study").  Aurizon proceeded with construction of the West Mine infrastructure. At surface, most of the drilling was concentrated on the East Mine area on Zones 140 and 157.   In addition, measurements were taken from 1128 gravimetric stations in the East Mine area and along a 7 kilometer segment of the Casa Berardi fault zone, west of the West Mine and followed up with a few drill holes.

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In 2005, $43.8 million was invested at Casa Berardi to fund completion of two feasibility studies - the Met-Chem Study in January 2005, based upon mineral reserves above the 700 meter level, and a subsequent updated feasibility study prepared by Roscoe Postle Associates in October 2005 (the "2005 Feasibility Study"), incorporating mineral reserves down to the 900 meter level; construction of a new head frame, hoist room, ore and waste bins, shaft sinking 290 meters down from surface, Zone 113 ramp extension down to the 680 meter level, ramping and drifting,  ventilation raising, mill rehabilitation and refurbishing of the crushing circuits, conveyors and assay laboratory, 33,500 meters of definition drilling from 137 holes; 19,000 meters of surface exploration drilling from 32 holes; and detailed engineering for the shaft and surface infrastructure. New targets were investigated outside of the mining lease by using remote sensing to refine the structural interpretation and to model the arsenic anomaly in the soil. An IP suvey and MMI soil sampling along 16 kilometers of cut lines covered the Dieppe Hill anomaly in the south-west part of the property.

In 2006, an additional $75.5 million was invested to fund the aforementioned construction and development.  In early November 2006, Aurizon completed construction and development at the West Mine area and commenced underground mining and milling operations. A total of 9239 metres of surface drilling was completed outside the mining lease on the extension of the Lower Inter Zone at depth and westward at surface along a 7 kilometer segment of the fault zone.

In 2007, $16.9 million was invested to fund development, infrastructure improvements, new equipment and exploration expenses and, in May, 2007, Casa Berardi commenced commercial production.

In 2008, $27.4 million was invested to fund development, infrastructure improvements, new equipment and exploration expenses.

In 2009, $36.9 million was invested to fund sustaining capital and exploration activities. See "Casa Berardi Gold Mine – Mining Operations".

Geological Setting

Regional Geology

The Casa Berardi Gold Mine is located in the northern part of the Abitibi sub-province, a subdivision of the superior province, the Archean core of the Canadian Shield.  The Casa Berardi area belongs to the Harricana-Turgeon Belt, which is a part of the North Volcanic Zone.  The regional geology is characterized by a mixed assemblage of mafic volcanics, flysch-type sedimentary iron formations, and graphitic mudrocks that are limited by a large granodioritic to granitic batholith.  Structurally, the area is enclosed in the Casa Berardi Tectonic Zone, a 15 kilometers wide corridor that can be traced over 200 kilometers.  A network of east-west to east-southeast and west-northwest ductile high strain zones mainly follows the lithological contacts.

Local and Property Geology

The property's geological environment is centered on the Taïbi Group, which is bounded on the north by the Recher batholith and on the south by different volcanic domains of tholeiitic to transitional affinity.  The Dieppe domain covers the southwestern portion of the property. Intermediate volcanics of the Joutel-Raymond Group are located immediately south of the eastern half of the property.  Discontinuous volcanic units characterized by breccias flows, tuffs and cherty horizons lying in contact with graphitic sediments and conglomerate in the gold deposit area and the eastern volcanic domain that covers the eastern half of the property can both be correlated the  Harricana Group.

The Casa Berardi Fault is defined by a stratigraphic contact between a graphite-rich sediment sequence at the base of the Taïbi domain, a northern continuous intermediary fragmental volcanic unit, and a southern polymictic conglomerate unit.  On the north side of the Fault, a thick sequence of very homogeneous wacke belonging to the Taïbi Group is affected by an amphibolites metamorphic grade.  One kilometer further north is the easterly elongated Recher batholith, which is part of the North-Western boundary of the Abitibi greenstone belt.

The Casa Berardi deformation zone corresponds to a braided network of laminated high strain zones following drag folded contacts of less deformed competent rocks such as mafic volcanic and polymictic conglomerate. The thickness of the affected rock package is used to define a 100 to 500 metre-wide corridor that hosts all the mineralized zones explored and developed at Casa Berardi.

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The main brittle deformation and fault zones that have been developed correspond to the Casa Berardi Fault, bounding the strongly metamorphosed Taïbi flyshic sediments with interlayed tuffaceous intermediate units to the north and a package of strongly deformed graphitic sediments, conglomerate and mafic volcanic flows to the south.

The fault strikes east-west and dips 80° to the south.  Inside the Fault zone, ductile deformation intensity is heterogeneous. Kinematic indicators observed inside the main foliation, combined to the foliation dip pattern indicate a south verging thrust movement.

Deposit Type

The Casa Berardi gold deposit can be classified as an Archean orogenic gold deposit. The combination of a graphitic sedimentary environment and conglomerate control most of the vein systems development.

Mineralization

The mineralization system is composed of large, low-sulphide quartz veins and low-grade stockworks and carbonate-mica replacement zones forming in the West Mine and Principal area near a continuous network following the folded pattern of the deformation zones.   Each mineralized zones is composed of a staking of pluri-metric lenses showing conformable relations with lithological contacts of foliation planes. Drag fold hinges with steeply plunging elongated axes play a major role on mineralization by creating favorable sites for quartz veins formation.  Main vein systems are surrounded by quartz veinlet stockwork mostly developed in strongly carbonate and sericite altered host rocks.

In general, gold is associated with arsenopyrite with minor pyrite under the form of a few tens of micro metres free particules, attached grains to sulfide, or locked grains in sulfides in various proportions depending on the mineralized areas.

Mineralized zones of the West Mine, such as Lower Inter, Inter, and North West, show weak or no plunge, a moderate south dip (30 degrees), and have extensions which branch off from the fault at 130 degrees.  On the east side of the mine, the mineralized zones, such as Zone 111 and Zone 113, show a steeper plunge (> 50 degrees) with a dip varying between 70 degrees south and 70 degrees north, similar to the Casa Berardi Fault.

Zone 113 is a 20 meter to 70 meter wide mineralized corridor, with an east-west strike, subvertical, adjacent to the Casa Berardi Fault.  The width of the zone along holes varies from five metres to 20 meters.  The zone extends vertically for over 650 meters, the top being at the 250 meters level.  Lateral extension decreases from 300 meters at the 600 meter level to 150 meters at the 700 meters level.

In plan view, the South West and South East zones can be interpreted as a dome which is cut by the South Fault and by the subsidiary Auxiliary Fault.  The mineralized system extends 200 meters laterally and 300 meters along dip, from surface to the 300 meters level.

The Lower Inter Zone is located between the 375 meter and 610 meter levels, dips at 25 degrees to 45 degrees south, and plunges to the west at 15 degrees.  It is controlled by the Casa Berardi and Lower Inter faults.  The Casa Berardi Fault dips steeply north, while the Lower Inter Fault dips 40 degrees to 45 degrees to the south, joining with the South Fault.  Thickness varies from four meters to 50 meters, with the maximum observed just below the contact of the two faults, and thinner sections observed down-dip along the Lower Inter Fault.  The mineralized zone extends for 200 meters.

Drilling – Casa Berardi Gold Mine

Following the acquisition of the Casa Berardi Gold Mine project, Aurizon developed a large surface-drilling program to investigate the West Mine area.  A total of more than 76,000 meters of core was drilled during the 1998-1999 campaign.  The program resulted in the discovery of Zone 113 and other smaller mineralized bodies, such as Zone 109 and Zone 104.  The program was extended, and the results of the widely-spaced holes were used to estimate mineral resources in those areas.

From 2000 to 2007, Aurizon carried out both exploration and definition drill campaigns, which were successful in identifying new zones of mineralization, extending known zones, and upgrading mineral resources.

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In 2008, definition and exploration drilling totaled 29,995 meters in 299 holes.  Geological reinterpretation was carried out and mineral resources were updated.  Some of the mineral resources were converted to mineral reserves.  Approximately half of the drilling (14,653 meters, 213 holes) was carried out in Zone 113 for definition and testing of the depth extension of the Zone.    At the East Mine during 2008, drilling was carried out from surface and from underground.  A total of 1,014 meters in 10 holes were successful in converting in-pit inferred resources into indicated resources.  The rehabilitation of the underground workings was completed and drilling was initiated with the objective of upgrading the mineral resources and evaluating mining opportunities.

In 2009, following completion of the exploration drift at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, an aggressive exploration program to test the depth extension of Zone 113, the continuity and extension of zones previously discovered by surface drilling in the Principal Zones area, the west extension of the Lower Inter Zone, and along the dip extension of the East Mine was initiated, with the objective of delineating mineral resources. Eleven surface and underground drill rigs are currently active on site.

Drilling from the 280 metre level drift in 2009 has targeted two parallel zones, 124-1 and 124-2, approximately 20 to 30 metres apart, that have over 100 metres of strike length between a depth of 100 metres and 350 metres.  The drill results indicate high grade trends within the zones, with intersections such as 59.4 grams of gold per tonne over 7.0 metres in Zone 124-1, and 16.2 grams of gold per tonne over 4.2 metres in Zone 124-2.  In addition, drilling from the new 810 metre level drift has returned high grade intersections such as 16.8 grams of gold per tonne over 5.3 metres and 18.9 grams of gold per tonne over 4.0 metres in Zone 120, located 650 metres east of the current production shaft.

Sampling Method and Approach

Once retrieved from the core barrel the drill core is placed in sequential order in core boxes labeled with the hole number.  Each run, usually three meters, is identified by a wood block on which the depth of the hole was marked.  Missing (not recovered) core is identified by a wood stick indicating the length of the missing section.  At the end of each shift, core boxes are transported from underground to surface and then to the core shack by the drillers foreman.  Core boxes from surface drilling are picked up by mine staff at the drill rig set-up and transported to core shack.

Drill core from exploration and definition programs is handled and sampled by Aurizon technicians.  Upon receipt, core boxes are placed on tables and opened.  Core is washed and verified for length accuracy prior to logging.  Core is logged by Aurizon geologists at the mine site core shack.  Access to the core shack is restricted to geology personnel by the use of magnetic cards that open the core shack door.

Rock quality designation (RQD) measurements and core recovery measurements are carried out on all surface and underground holes prior to logging.

The entire core from underground drilling is photographed.  Systematic photography of core from surface drilling started in 2008.  Core recovery is nearly 100%, with the exception of short intervals within fault zones or highly deformed mudrock.  Such intervals are generally marked during drilling and checked later by the geology personnel for depth accuracy and missing sections.  Geological and structural data are described by geologists and entered into a digital logging package.  Drill hole logs show hole parameters, core description, and sampling intervals.  Drill core is stored at the mine site.

Sample selection is done by Aurizon's geologists.  Selection is determined visually according to rock type, alteration, quartz veining and mineralization.  Sample positions are identified, and sample tags are placed under the core in the core boxes at the end of each sample.  The beginning and end of each sample is also marked on the core.  Core shack employees verify holes to be sampled.

In the case of exploration and in-fill holes, the selected samples (which are generally one meter in length) are split into two halves by the core shack technician using an electrical core saw equipped with a diamond impregnated blade.  One half is placed in a plastic bag with the corresponding tag number.  The other half core is returned to core boxes, with the corresponding tag placed at the beginning of the sampled core.  Sample tags are stapled to core boxes.  The core saw, core splitter, and metallic pans are cleaned between samples.  In the case of definition drill holes, core is not split and the entire sample is sent for assaying.  Bags are folded and sealed to prevent spillage during transportation to the laboratory.  Each batch of three to four samples is placed in a plastic container for transportation to the mine lab or in a burlap bag for transportation to an external lab.

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The samples are then transported by truck to the sample receiving facilities of the mine laboratory in the case of in-fill, definition, and exploration drilling.

Scott Wilson RPA reports that it identified no drilling, sampling, or recovery factors that could have materially impacted on the accuracy and reliability of the mineral resource estimates, and considers the sampling methods and approach at Casa Berardi to be consistent with industry standards.

Sample Preparation, Analysis and Security

Upon arrival at the mine lab, samples are sorted by number and checked according to the sample shipment list.  If moist, they are dried in the oven.  When dried, whole core samples are crushed in a jaw crusher while split core samples are crushed in a Rhino crusher (95% passing 10 mesh).  Samples are then split by a riffle splitter to obtain a 250 g subsample.  The subsamples are then ground for 90 seconds producing a pulp of 85% passing 200 mesh.

After homogenization of the pulp, a 30 gram subsample is then collected from the previous subsample and weighed for assay.  Each 30 g sample is analyzed by fire assay with gravimetric finish.  All results, reported in grams per tonne, are sent electronically to Aurizon, followed by the original, signed certificate.

Scott Wilson RPA considers the sample preparation, analysis and security at Casa Berardi to be consistent with industry standards and has no reason to believe that those could have negatively impacted on the accuracy and reliability of the mineral resource estimates.

Scott Wilson RPA has reviewed the mine laboratory preparation and analytical procedures, and quality assurance/quality control (QA/QC) protocol, and considers them to be consistent with industry standards.

Data Verification

Scott Wilson RPA reviewed cross-sections, longitudinal sections, and plan views of different zones, and found the interpretation of the mineralization to be generally well done and the database relatively well managed.  Core logs are located in the same place and are in order.  Holes are easy to find.  Spot checks between core logs and the database confirm the integrity of data.  The Quality Assurance and Quality Control (QA/QC) database contains certificate numbers, sample numbers, dates, original assays, duplicate assays, standard assays, standard types, and laboratories used for assaying. The core shack was examined during one of the Scott Wilson RPA site visits and found to be efficient and well organized.  There were no significant delays in core logging.

Quality Control and Quality Assurance

Aurizon's QA/QC protocol consists of: 1) Inclusion of one Certified Reference Material (CRM, or standard) in every 24 core samples.  Several standards with different grades are used: 2) 5% of original pulps (Pulp #1) are sent for re-assay at ALS Chemex laboratory in Val d'Or.  Samples with grades above 1 gram/tonne gold are selected; 3) 5% of original rejects are sent for re-assay at ALS Chemex laboratory in Val d'Or.  The ALS Chemex quality system complies with the ISO 9001:2000 and ISO 17025:2005 requirements and is ISO registered.

In general, duplicate assays are carried out every 20 samples. Scott Wilson RPA compared duplicate assays with original assays, and found the correlation between original assays and duplicate assays is generally very good, over 99% for all ranges of grades, no matter when and where the assays were done.  Scott Wilson RPA is of opinion that the assaying of standards is acceptable.

Scott Wilson RPA concluded that Aurizon's QA/QC program is acceptable and reported that it had no reason to believe that the results could have negatively impacted on the accuracy and reliability of the mineral resource estimates.

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MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES

Mineral Reserves Estimates

Casa Berardi Mine mineral reserves as of December 31, 2009 are summarized in the following table:

Proven and Probable Mineral Reserves(2)	Tonnes	Gold Grade grams/tonne	Contained Gold Ounces
Underground	3,798,000	7.6	929,000
Open Pit	635,000	4.0	81,000
Total	4,433,000	7.1	1,010,000

Notes:

1.

CIM definitions were followed for mineral reserves.

2.

Mineral reserves are estimated at a cut-off grade of 3.9 grams per tonne gold for underground, and 1.2 grams per tonne gold for open pit.

3.

Mineral reserves are estimated using an average long-term gold price of US$825 per ounce and a US$/C$ exchange rate of 1: 1.09 .

4.

A minimum mining width of three meters was used.

5.

Totals may not represent the sum of the parts due to rounding.

Methodology – Underground.  Underground mineral reserves were estimated for a longhole open stoping mining method without pillars, mined in a primary-secondary sequence.  Stopes are backfilled after mining using cemented rock fill or unconsolidated waste rock.  Reserve estimations were based on 3D block models for all zones except the South West Zone; the few remaining zones for which mineral resources were estimated using 2D polygonal methods are not included in mineral reserves.

Methodology – Open Pit.  East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  Open pit mineral reserves were estimated by totaling all material within the designed pit above a pit discard cut-off grade of 1.2 grams/tonne gold, calculated from the following inputs: processing cost of $13.80 per tonne ore, general and administrative cost of $3.51 per tonne ore, metallurgical recovery of 87%, gold price of C$605 per ounce and dilution of 20%.

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Mineral Resources Estimates

Casa Berardi Mine mineral resources that are exclusive of mineral reserves as at December 31, 2009 are summarized in the following table:

MINERAL RESOURCES SUMMARY Aurizon Mines Ltd. – Casa Berardi Mine AS AT DECEMBER 31, 2009

	Tonnes	Grade	Gold
		Grams/tonne	ounces
Measured mineral resources	789,000	5.3	134,000
Indicated mineral resources	4,289,000	5.6	778,000
Total measured & indicated resources	5,078,000	5.6	912,000

Inferred mineral resources	4,487,000	6.6	958,000

Notes:

1. CIM definitions were followed for mineral resources.

2. Mineral Resources are estimated at cut-off grades of:

  4 grams/tonne gold for the West Mine, Principal Mine and East Mine

  3 grams/tonne gold for the South West, Inter and 104 zones in the West Mine. Those zones were estimated by
  Aurizon in 2000 using 2D polygons on longitudinal sections and reviewed by Scott Wilson RPA (then RPA) in 2005.

  1.30 grams/tonne gold for East Mine – Open Pit

3. Mineral resources are estimated using an average long-term gold price of US$825 per ounce, and a US$/C$ exchange rate of 1:1.09

4. Minimum mining widths of two to three meters were used.

5. Mineral resources are exclusive of mineral reserves.

6. Totals may not represent the sum of the parts due to rounding.

Mining Operations

Prior to Aurizon's operations, the Casa Berardi underground mine operated from 1988 to 1997, producing approximately 3.5 million tonnes of ore at an average gold grade of 7.1 grams/tonne from two sites, the West Mine and the East Mine.  A total of 688,400 ounces of gold were recovered by the previous operators.  The mineral deposits cover a distance of more than 5.0 kilometers.

Both mining sites were developed as trackless operations, with all material transported to surface via ramp. The maximum depth was 400 meters, which was considered to be the economic limit for ramp haulage to surface.  In 1995, a track drift and a shaft were completed to connect both mines.

In 2006, Aurizon developed the West Mine, sinking a shaft to the 760 meters level, and completing ramp and level development to access mining zones.  Production began in November 2006.  A total of 1.9 million tonnes have been processed to date at an average gold grade of 8.5 grams/tonne, primarily from Zone 113.

Mining Method - Underground

Current reserves at the Casa Berardi Mine comprise eight zones at the West Mine, spread over a moderate horizontal distance from each other and located at different elevations, plus open pit and underground areas at the East Mine.  Zone 113, Lower Inter Zone, and the East Mine comprise the bulk of the deposit tonnage.  The zones are of varying thickness, ranging from over 50 meters to less than three meters, which is the minimum mining width.  Most of the hanging walls are subvertical (55º to 85º) and exhibit similar wall characteristics with the exception of the Lower Inter Zone, which in a number of places has relatively shallow hanging wall configurations (less than 45º).

A transverse blasthole open stoping mining method was selected for the Casa Berardi Mine to provide the desired production rate.  Timely supply of both cemented and unconsolidated backfill plays a crucial role in controlling dilution and maintaining a short stoping cycle.  This mining method satisfies all of the geotechnical requirements and constraints and, as a non-entry mining method, has proven to be safe and reliable in similar operations.

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A very small part of the mineral reserves is planned for longitudinal sequencing, limited to the fringes of the small zones.  Longitudinal methods have the advantage of lower waste development requirements, however, there is much less flexibility in sequencing and in access, should ground instabilities occur.  These limitations have led Aurizon to reduce the planned use of longitudinal mining methods.  See "Risk Factors – Casa Berardi Mine Ground Stability".

The transverse mining method is used in areas with wide mineralization (10 meters wide or more) and good access from nearby development.  The blasthole longitudinal mining method will be used in areas with narrow mineralization, or long distances from development infrastructure.

Mining Method – Open Pit

East Mine open pit reserves are contained in the crown pillar left behind by previous mining.  The East Mine crown pillar ore will be mined using conventional open pit mining methods based on a truck/shovel operation, with mining equipment operated and maintained by a contractor.  The overburden material will be hauled to the silt disposal and to the till disposal areas near the pit.  The run-of-mine ore will be drilled, blasted and loaded by hydraulic shovels, and delivered by trucks to the stockpile located near the primary crusher, approximately 500 meters from the pit, while the waste will be stored 500 meters away, at the waste dump.  The Company has decided to defer mining the East Mine crown pillar, by open pit, until closer to the end of the mine life in order to focus on a potential opportunity to extend the down dip extension of the East Mine and delineate new mineral resources from underground and surface drilling.

Mineral Processing

The Casa Berardi ore processing plant originally commenced production in September 1988.  Production was suspended in September 1997.  During this initial production period, the plant is reported to have processed 3.5 million tonnes of ore with an average grade of 7.1 grams/tonne gold and an average mill gold recovery of 87%.  A total of 688,400 ounces of gold are reported to have been recovered.

Aurizon re-started production in early November 2006, achieving commercial production as of May 1, 2007.  Mine production through December 31, 2009 is summarized in the following table:

CASA BERARDI ANNUAL PRODUCTION
Aurizon Mines Ltd. – Casa Berardi Mine
Year	Tonnes	Gold Grade grams / tonne	Gold Ounces Recovered	Recovery (%)

2006	68,481	8.6	17,731	93.9
2007	545,258	9.8	159,469	93.0
2008	654,397	8.2	158,830	92.5
2009	688,676	7.8	159,261	92.6

Total/Average	1,956,812		495,291

Production Forecast

It is estimated that the Casa Berardi Mine will produce between 145,000 to 155,000 ounces of gold in 2010 at an average grade of 6.7 grams of gold per tonne.  Average daily mine production is estimated at 2,000 tonnes per day, up from 2009.  The slight decrease in gold production for 2010 is attributable to lower average gold grades being included in the 2010 mine plan, particularly in the first part of the year.  Definition drilling and resulting geological interpretation has caused modifications to the stope design for the Lower Inter zone, which has resulting in mining a larger mineralized envelope containing lower grade ore.  Approximately 43% of the production will come from the Lower Inter Zone, 48% from Zone 113, and the residual 9% from smaller zones.

Life of Mine Plan

The mine and mill complex were designed to produce and process 803,000 tonnes of ore per year at a rate of 2,200 tonnes per day.  Difficult ground conditions currently limit underground production to 700,000 to 730,000 tonnes per year (1,900 to 2,000 tonnes per day).  The current life of mine plan is based on 2,000 tonnes per day.  Mill feed will be solely from the underground mine operations until 2012, after which, open pit ore from the East Mine could supplement mill feed from underground.

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The life of mine plan calls for a total of 4.4 million tonnes of ore grading 7.1 grams per tonne gold, to be mined over five years (2010 to 2016) from Zone 113, Lower Inter Zone, and six smaller West Mine zones, plus open pit and underground production from the East Mine.

Environmental Considerations

The primary mine waste produced at the site are tailings and waste rock.  The site includes an existing tailings pond with three tailings cells, a polishing pond for settling iron arsenate precipitates, and a process water pond.  The system has undergone regulatory review and permits remain in place for use in mine water management and operation of the tailings basin.  The cell capacity allows the storage of tailings up to the fall 2010.  In the summer of 2010, a dyke will be built in the middle of the water process pond to allow the storage of tailings after the fall of 2010. The new cell will have a 6.5 million tonne capacity.  Studies are also currently underway to optimize the treatment of arsenic by ferric sulphate precipitation and for a more thorough characterization of the tailings, as requested by the government bodies as part of an update to the restoration plan. The updated restoration plan is expected to be submitted to the government bodies in June, 2010.

Waste rock is stored on surface pursuant to a certificate of authorization.  Characterization in 2008 showed that it is not acid generating.  All underground waste rock is expected to be disposed of underground as backfill for mining operations.

The primary source of water for the site is the reclaim water from the process water pond.  Fresh water use at the mill is limited and represents a minimal percentage of the mill discharge.  Where practical, all fresh water drainage into the tailings ponds has been diverted away from the basins to minimize contamination of clean surface drainage.

Mine water pumped from the mine dewatering systems contains elevated levels of suspended solids and arsenic.  Other metals are typically at concentrations well below effluent standards.  Residual nutrients from explosives are also present.  Mine water is treated with ferric sulphate to precipitate arsenic and is discharged into Cell #3 for settling.   Since the restart of operations, the final effluent has not presented toxicity to rainbow trout, but did present toxicity to daphnia on one occasion.

Tailings slurry may contain elevated levels of cyanide, cyanide metal complexes, cyanide degradation products and arsenic.  Aurizon has implemented the SO2/Air process for cyanide destruction in the slurry discharge before release to the tailings pond.  Ferric sulphate is added to the discharge of the tailings pump box and the polishing pond.  This effectively eliminates soluble arsenic, cyanide, and cyanide metal complexes from the discharge.  While the SO2/Air process produces elevated levels of cyanate (CNO), this compound is not likely to be present at toxic levels as it naturally degrades in the tailings pond, and ammonia is formed.  Storage of the water in the tailings ponds, polishing pond, and process water pond assists in nitrification of the water to reduce ammonia levels.  Elevated levels of ammonia can usually be controlled through aging of the effluent and pH adjustment to lower levels to reduce the levels of the un-ionized ammonia in the discharge (the toxic form of ammonia).  Regulations require monthly monitoring of acute toxicity during periods of discharge of final effluent.

Aurizon has completed the first cycle of the follow-up Environment Effect Monitoring (EEM) study at the Casa Berardi Mine.  Six cycles are required to confirm whether the effluent has an effect on the environment.  The second cycle is going to take place in the fall of 2010. The final effluent from the Casa Berardi Mine empties into the Kaakakosig Creek.  An effluent may have an effect on the environment even if it meets required standards.

Additional expenditures related to environmental compliance may be required in future in connection with supplementary tailings cell (dyke in the middle of water process pond).  Studies are presently in progress to update the mine closure costs and update the restoration plan.  The studies also include works on modelling to know the effluent quality at the end of the operations.  See also "General Development of the Business – Environmental Protection and Reclamation Obligations.

Exploration and Development Plans

Sustaining capital expenditures at the Casa Berardi Mine are estimated to be $20.7 million in 2010, and will include development of the upper and lower portions of Zone 113, underground infrastructure, and equipment replacement of $2.6 million.  A total of $3.8 million is budgeted for exploration in the first quarter, 2010, comprising 33,000 metres of drilling, with up to eleven (11) rigs active.  Surface exploration will focus on testing the depth extension of the Lower Inter zone, infill drilling of the Principal zones, and testing the depth and lateral extensions of the East mine area.  In addition, drill rigs will be active underground, performing infill drilling on zones 113, Lower Inter and zones 124-1 and 124-2 within the Principal zones area, and exploration drilling on zones 118 and 123, and on the depth extension of zone 113. The exploration drift on the 550 metre level will be extended to the east by approximately 600 metres to provide drill access to test the area between the lower part of the Principal zones and upper parts of zones 118 and 123.

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Additional Casa Berardi Mine exploration programs and budgets for the balance of the year will be developed to reflect the results achieved in the first quarter of 2010.

Casa Berardi Exploration Property

In September, 2007, Aurizon granted Lake Shore Gold Corp. ("Lake Shore"), an option to earn a 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period. During the earn-in period, Lake Shore is the operator of the exploration programs on these claims.   If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams per tonne gold (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore will each have a 50% interest.  Aurizon will then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study. As at December 31, 2009, Lake Shore has reported that it has spent $3.5 million towards the earn-in commitment.

The Casa Berardi Exploration Property is located outside the perimeter of Aurizon's mining leases comprising the Casa Berardi Gold Mine.  It comprises 227 claims adjacent to the east and west of the Casa Berardi Gold Mine, and covers an area of 11,594 hectares along a 30 kilometers section of the Casa Berardi Fault.  The following map illustrates the Casa Berardi Exploration Property on which Lake Shore has an option to earn a 50% interest, in relation to the Company's Casa Berardi Gold Mine:

In 2008, twelve holes were drilled totaling 4,470 meters.  The drill holes were drilled 14.5 kilometers east of Aurizon's existing Casa Berardi Mine operations.  Holes were drilled north along sections approximately 100 meters apart, with one to two holes per section. Two additional holes were drilled two kilometers to the west of this area. In addition, 79 reverse circulation (RC) holes were simultaneously completed over the eastern claim block.  Results from the first phase of the 2008 drill program indicate the discovery of a new gold zone.  Mineralization encountered by Lake Shore occurs within sediments located north of a mafic volcanic package.  Gold is associated with quartz-carbonate veining and sulphides.

The 79-hole RC drill program was designed to both define new targets by testing new areas and to follow up on areas of interest identified through the compilation of previous data. In addition, 173 bedrock samples were collected during the RC program.  Two interpreted gold dispersal trains were determined to occur near the northern mafic volcanic-sedimentary contact east of the Theo River.

In 2009, 16 holes and 6,893 metres of diamond drilling were completed on the Casa Berardi Exploration Property. Of the 16 holes, 10 holes (3,656 metres) were completed on the east block approximately 6.0 kilometres east of the Casa Berardi mining operations and along the east extension of the Casa Berardi fault zone. The remaining six holes and 3,237 metres were drilled on the west extension of the Casa Berardi Fault at distances between 600 metres and 1.3 kilometres west of the boundary with the Casa Berardi Mine.

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Lake Shore has announced that it will conduct an approximate 10,700 metre diamond drill program in 2010 on both the East and West blocks of the optioned property.  The program will include approximately 6,000 metres in 23 holes designed to confirm the continuity and expand the mineralization of the G zone in the East block area.  Drill results from the G zone include 8.58 grams per tonne gold over 10.4 metres and 6.84 grams per tonne gold over 3.10 metres.  Drilling of the G zone has identified mineralization to a vertical depth of 280 metres within a strike length of 500 metres.  The G zone is located approximately 7.5 kilometres to the east of the Casa Berardi processing facility.

JOANNA GOLD DEVELOPMENT PROJECT

Information in this Annual Information Form that is of a scientific or technical nature relating specifically to the Joanna Gold Development Project is derived from a NI 43-101 technical report prepared by BBA Inc., (“BBA”) entitled “Technical Report NI 43-101 Pre-Feasibility Study for the Hosco Deposit Joanna Gold Project, effective as of December 22, 2009 (the “Pre-Feasibility Study”) a copy of which has been filed under the Company's profile at www.sedar.com.  All other information of a scientific or technical nature has been prepared under the supervision of Ghislain Fournier, P. Eng., General Manager, Technical Services and a qualified person under NI 43-101.

Property Description and Location

The Joanna Gold Development Project is located 20 kilometers east of Rouyn-Noranda, next to Highway 117 and one kilometer north of the Vaudray-Joannes biodiversity protected land area.  It generally covers wetlands. The property is accessible via a gravel road to the old shaft collar of the Hosco mine.  The north-south gravel road crosses a railway line, which runs east-west. In addition, the northern part of the property is accessible via gravel lumber road. The nearest commercial airport, Rouyn-Noranda airport, is located five (5) km south-west of the future open-pit location. Service infrastructures such as electricity, water and natural gas are nearby.

The Joanna Gold Development Project is comprised of six sectors based on different ownership agreements. The Hosco sector represents the core of the Pre-Feasibility Study. The other sectors include Heva, Alexandria, Henriksen, La Pause, and O'Connor-Robert.  The project comprises 155 claims covering 4,252 hectares in 3 separate blocks.

Details of Aurizon's interests in the Joanna Gold Development Project and commitments are set out in the following table:

Aurizon's Ownership Interest in Joanna Gold Development Project as at December 31, 2009
Claims	Ownership/Title	Royalties

Original Joanna (67 Claims) (1)	100%	2% NSR
O'Connor (3 claims)	100%	__
Henriksen (20 Claims)	100%	2% NSR
Vantex (Heva) (2 Claims)	100%	2.5% NSR(2)
Alexandria (19 claims) (3)	Option for 100%	2% NSR(4)
La Pause (38 claims)	100%	---
Robert (6 claims)	100%	---

Notes:

(1)

Forty two (42) of these claims comprise the Hosco block and twenty five (25) of these claims form part of the Heva block. An advance royalty of $500,000 is payable upon completion of the final feasibility study.

(2)

Aurizon has an option to purchase 0.75% of NSR for $500,000. Advance royalties of $0.7 million are payable upon completion of a final feasbility study and $0.8 million upon achieving commercial production.

(3)

A final payment of $1,600,000, payable in Common Shares having an equivalent market value determined in accordance with the agreement, is due on or before December 23, 2010. As at January 31, 2010, $17,816 was also due for work commitments.

(4)

Also a 2% gross overriding receipts royalty on diamonds.  Aurizon has an option to purchase 1% of the NSR for $2 million.

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The following map illustrates the six sectors comprising the Joanna Gold Development Project:

163142 Ca
Golden Valley
Xstrata
Bull's eye
Xstrata
Breakwater
Globex
RG.10
Agnico Eagle
32D07
Jefmar
Jefmar
Jefmar
RG.09
Agnico Eagle
Iamgold-Qc
Xstrata
RG.08
Xstrata
Newbaska
J.Robert O.Connor
Lefebvre M
Atlanta Gold
La Pause
La Pause
Atlanta Gold
Globex
RG.07
Henricksen
Aurizon
(90569 Canada Inc.)
Xstrata
Agnico/Breakwater
Breakwater
Heva Area
Hosco Area
RG.06
Iamgold-Qc
Rouyn Merger
Heva
7000E
Alexandria
Breakwater
Iamgold-Qc
Fieldex
JOANNES Township
RG.05
Terrax
RG.04
Bernier B
BOUSQUET Township
Joannes Lake
Bernier B
Bernier B
RG.03
Vaudray & Joannes
Lakes Biodiversity Reserve
32D02
AURIZON
Joanna Project
Claims Owners

32D_PORTION_DETENTEUR.cdr/RM

Climate, Local Resources, Infrastructure and Physiography

The area has average temperatures ranging from -16°C in winter to 17°C in summer. The average annual temperature is 1.6°C and the average total precipitation is 926 mm. Rain precipitation is highest in September, averaging 103 mm of water. Snow precipitation is registered between October and April, but its peak falls in the period between November and March, when its monthly average reaches 26 mm, expressed in mm of water.

The Abitibi region has a long history of mining activity, and mining suppliers and contractors are locally available. The town of Rouyn-Noranda has a population of more than 39,000 citizens.  Rouyn-Noranda and surrounding communities could provide qualified personnel for a new mine.  All major services are available in these cities. The area is traditionally a mining area with several mines in operation and active exploration companies.

Two 120 kV electrical power lines pass 2.5 km north of the property. Hydro-Quebec is currently reviewing the construction support for one of those lines. On public lands, the management of land falls under the Ministère des ressources naturelles et de la faune (MRNF). In these places, the lands are subject to agreements authorizing the operation of electrical power lines.

One of the main natural gas pipelines, connecting western and eastern Canada, passes through Rouyn-Noranda, ensuring the availability of reliable and unlimited energy supplies, thereby, more specifically 500 meters south of the future pit location. The main road axes are Highway 117, which links with the Province of Ontario to the west and towards the MRC of the Vallée-de-l'Or and the rest of Quebec to the east. The airport property has a surface area of 254 hectares and is located in the former municipality of McWatters. Four airlines use the airport at present: Air Canada Jazz, Pascan Aviation Inc., Propair Inc. and Air Liaison.

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Installations linked to the project will all be located, inside the same watershed, namely, the Stitchman Creek. This creek which flows from east to west joins the Davidson Creek which empties into the Kinojévis River and flows away from the Vaudray-Joannès protected land and esker.

The Stitchman Creek has a small drainage basin and has many areas with intermittent flows. Together, the Davidson Creek and its tributary, the Stitchman Creek, drain all significant wetlands that are part of this project.

For its part, the Kinojévis River, stretching some 140 kilometers, has its source in Lake Preissac and empties into the headwaters of the Ottawa River, upstream of Notre-Dame-du-Nord. It crosses the town of Rouyn-Noranda, where it widens to form lakes Routhier, Vallet, Kinojévis and Caron.

The topography of the area covered by the Joanna project is mostly flat. The altitude varies from about 270 meters at the Kinojévis River to just over 330 meters at the eastern boundary of the property. A hill located just south of Highway 117 (Joannès hill) which reaches an altitude of approximately 360 meters, is the highest point in the sector. The area is poorly drained and is occupied by several bogs. More specifically, the future pit location will be situated within a large bog and all future dumps will be confined between creeks.

History

The Joanna Gold Development Project area has been explored over the last sixty years.  None of the historical statements of resources or reserves by previous owners are NI 43-101 compliant and their reliability has not been established.  Original numbers in English units have been converted to metric.

Hosco Sector

1944-1945:

Hosco Gold Mines completed a magnetic survey and 81 diamond drill holes totaling 20,000 meters.

1946:

Sinking of an inclined shaft (55°) to a vertical depth of 131 meters.  Three working levels developed, at 40 meters, 80 meters, 120 meters below surface.

1946-1947:

Completed drifting and crosscutting on the three levels for a total of 2,399 meters.

1948-1949:

Production reported at a rate of 100 tonnes/day.  A total of 45,872 tonnes grading 6.58 grams of gold per tonne were reported to have been extracted from 9 shrinkage stopes and milled at the nearby mill of McWatters Gold Mines Ltd.  Mill head was reported as 4.90 grams of gold per tonne.

1949:

Production ceased.   Remaining proven ore reserves of 75,344 tonnes grading 9.60 g/t gold.

1949-1972:

No work performed.

1972:

The property is staked by Gaston and Yvon Vezina.

1973:

Pre NI 43-101 ore reserves calculations were prepared by Derry, Mitchener and Booth. Probable and possible reserves amount to 954,556 tonnes grading 5.14 g/t gold.

1979-1983:

SOQUEM acquired the mining rights.  The surface geology was mapped and the base line re-surveyed. Drilling of 7 holes totalling 1,128 metres.

1984:

SASU Investments Inc. acquired an option on the Hosco property and drilled 10 holes totalling 2,988 metres. New ore reserves calculations by Louvicourt Mining Management Company Ltd. (LMM”)

1985:

Jean Descarreaux and Associates Ltd. completed an economic assessment and review of the SOQUEM  and LMM reserve estimates.

1986-1987:

LMM, agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed a $4.1 million exploration program consisting of 9,798 meters of diamond drilling to a depth of 100 meters, 389 meters of overburden drilling, 484 meters of exploration ramping to a vertical depth of 80 meters, 238 meters of drifting, 20 meters of raising, and extraction of approximately 21,555 tonnes of mineralization stockpiled on surface.  The surface stockpile remains in place.

Metallurgical testing of four 10 kilograms drill core samples by the Canmet and the Centre de Recherche Minerales in Sainte Foy Quebec and metallurgical testing of one composite core sample by Lakefield Research was also completed.  A sample of the Lakefield flotation concentrate was sent to Hydrochem Developments for an evaluation of the NITROX process on the Hosco gold mineralization.

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1997:

The access ramp was blocked and the portal was filled in at the request of the Minister of the Environment of Quebec for security purposes.

1998-2004:

1149127 Ontario Inc. acquired 100% interest in the mining claims. There are no outstanding obligations on these claims except for a 1% net smelter royalty held by Cambior (Vallée 2004). 1149127 Ontario Inc. property transferred to 90569 Canada Inc. in a name change.

2004:

Chris Davis, M.Sc., P.  Geo, completed an assessment of the historical work on the property for 90569 Canada Inc.

2006:

Aurizon options the property from 90569 Canada Inc.  A total of 2% net smelter royalty is held by 90569 Canada Inc. and IAMGOLD (formerly Cambior).  Aurizon commences computerization of the historical data and initiation of an independent estimation of resources by Geostat.  Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid.

2007:

Aurizon initiated an extensive exploration program by systematically re-sampling 118 (72 Hosco and 46 Heva) historical holes over wide interval in order to define the extension of the mineralized system according to sulphides dissemination. Aurizon drilled 62 holes (JA-07-01 to JA-07-25 and JA-07-68 to JA-07-104) for a total of 20647 m. Validation of diamond drilling results (historical and some Aurizon drill holes) and completion of the first NI 43-101 compliant resources estimates by Geostat.

2008:

Aurizon drilled 354 holes (JA-08-105 to JA-08-164, JA-08-166 to JA-08-170, JA-08-172 to JA-08-175, JA-08-177 to JA-08-182, JA-08-184 to JA-08-189 and   JA-08-191 to JA-08-463) for a total of 86,320 m.  Also, the company did a magnetic survey on lines totalling 27.1 km. A preliminary geometrical, structural and depositional model based on field observations plus Leapfrog modelling of gold grade and petrographic works was proposed. Metallurgical testing was initiated with LTM Laboratory with two composite samples. Consultant Roche presented a phase 1 environmental characterization of the property. Consultant BBA completed a preliminary assessment study for an open-pit operation.

2009:

Update, validation with diamond drilling and completion of the NI 43-101 compliant resource estimates by Geostat. Aurizon drilled four holes (JA-09-467, JA-09-472 to JA-09-474) for a total of 4149 m.Lakefield Research received 5 composite samples to perform a sequence of metallurgical testing, including grinding, flotation, oxidation and cyanidation.  Mineralogical and micro-analytical studies are conducted to explain gold recovery.

Heva Sector

The Heva gold property has been explored over the last sixty years by various owners and optionees, as indicated below.

1944-1945:

Heva Cadillac Gold Mines Ltd. drilled 56 diamond drill holes totaling 9,960 meters.  A-50 degrees North inclined three compartment shaft was excavated to a vertical depth of 122 meters.  Underground work consisted of drifting and crosscutting on 84 meters and 122 meters levels.  In 1946 Company name change to Heva Gold Mines Ltd.

1947:

The shaft was deepened to a vertical depth of 177 meters and the 160 meter level was excavated.

1948:

Mines and Resources Canada completed an investigation of the Heva gold mineralization.  The report indicated that the 99% of the gold could be recovered by direct cyanidation.  Seven underground drill holes were completed from the 122 meters level.  Nine surface drill holes were completed.  Operations are suspended and the mine is allowed to fill with water.

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1951-1953:

The mine is dewatered and underground operations are resumed.  A total of 47,475 tonnes of ore grading 6.86 grams of gold per tonne is reported to have been produced before the operations are stopped due to a shortage of mine labor.  A total of 960 meters of drifting and crosscutting was completed from 1946 to 1953.

1975:

Yvon and Gaston Vezina acquire the mining rights.

1978-1981:

SOQUEM Exploration options the property.  The surface geology is mapped and the base line resurveyed.  A total of 6,920 meters of surface diamond drilling is completed.

1982:

SOQUEM Exploration completed a detailed mineralogical study, consisting of 69 thin sections from the 1980 and 1981 diamond drill core.

1983:

SOQUEM Exploration completed a humus geochemical survey.

1984:

SASU Investments Inc. acquires an option to the property.

1985:

New Goldcore Ventures and Amberquest Resources Ltd optioned the Heva Block. Norgold Management Ltd., agent for New Goldcore Ventures and Amberquest Resources Ltd hired Ovaltex Inc. to complete 28 surface diamond drill holes totalling 7,967 m. Estimate of an undiluted 757,013t @ 6.77 g/t by C. Larouche, BSc,MSc, Eng. (Larouche, 1985)

1986 - 1987:

LMM, agent for Eastern Mines Ltd., and Silver Sceptre Resources Ltd. completed 11,126 meters of surface diamond drilling and installation of access road, powder storage, sedimentation basin, septic system, new power line, service building, dewatering facilities, hoist and a head frame in preparation for completion of an advanced underground exploration program.  The program was suspended on July 28, 1987 due to surface overburden caving into stope 2-15 shortly after dewatering had started.

1987-1988:

LMM, agent for Eastern Mines Ltd. and Silver Sceptre Resources Ltd. completed exploration program consisting of 7,614 meters of surface diamond drilling, evaluation of the 2-15 cave in area, sinking of vertical three compartment 7 meters by 3 meters shaft to a depth of 227 meters, 260 meters of cross cutting, 122 meters of drifting on the new 200 meter level and 148 meters of underground bazooka drilling.  The 2-15 stope assessment consisted of a seismic survey, overburden drilling, 32 diamond drill holes and an overburden analysis.  Shaft stations were excavated to correspond to the same levels within the old workings and a 40 meter pillar was established above the new 200 meter level.  A loading pocket was established on the 200 meter level.  A total of 1,386 tonnes of mineralization was extracted and piled on surface.

1999:

T.  P.  O'Connor acquired Lots 24 and 25 in Range VI of Joannes Township.

1998-2004:

1149127 Ontario Inc. acquired 100% interest in the mining claims. There are no outstanding obligations on these claims except for a 1% net smelter return royalty held by Cambior.

2004:

Mineral rights are transferred to Vantex Resources Limited.

2005

Stellar Pacific Ventures signs agreement to carry out exploration work and acquire 25% of the property from Vantex Resources Limited.

2007

Aurizon acquires an option on 100% of the 75% ownership interest of Vantex Resources Limited in the two Heva claims.  Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid. Aurizon drilled 42 holes (JA-07-26 to JA-07-67) for a total of 26269 m.  Completion of the first NI 43-101 compliant resources estimates by Geostat.

2008:

Aurizon drilled five holes (JA-08-165, JA-08-171, JA-08-176, JA-08-183 and JA-08-190), for a total of 1254 m.

2009:

Update, validation with diamond drilling and completion of a NI 43-101 compliant resource estimate by Geostat.

Aurizon purchases Stellar Pacific Ventures' 25% interest.

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Henriksen Sector

The following information is based on a compilation of historical works by Aurizon staff and updated information extracted from monthly reports. Henriksen claims block is currently explored for gold in structures parallel to the Cadillac Fault. A favourable context for base metals is also explored in volcanic rocks in the western part of the property. The claims block assembled was initially part of different historical properties owned or worked successively by more than 20 different operators.

1924-1937:

Preliminary prospection works including mostly trenching and pitting by different operators.  10 holes drilled during 1937 by Joannes-Davidson M.L.

1938-1952:

Teck Exploration Co. Ltd. acquired rights on the property, drilled 8 holes (1500 m). A shaft was sunk on a gold bearing structure east of the Davidson Creek Fault.

1952-1974:

Joannes-Davidson acquired 100% of property rights and initiated geophysics surveys. One hole drilled.

1977-1990:

Gold Fields Inc./Darius Gold Mine Inc. and thereafter Darius Joint Venture covered the property partially with geophysics. 4 holes drilled.

1992-1996:

Agnico Eagle staked the northern part of the property, completed systematic geophysics and drilled one hole.

1998-2007:

Current claims block is stacked by Gordon Henriksen. Mostly worked with geophysics and prospection. Ressources minières Coleraine drilled 3 holes for 423m.

2007:

Aurizon Mines Ltd. signed an option with Gordon Henriksen to acquire 100% of the claims group.

2007:

The property has been covered with a systematic prospection program that generates an exploration approach combining base metals and gold-arsenic targets.

2008:

Geophysics survey limited to the western part of the property hosted by volcanic led to 3 holes drilling program of 560 metres.

Alexandria Sector

The Alexandria property, east of the Hosco sector with old mine, has been explored over the last seventy five years by various owners and optionees, as indicated below:

1935:

James Thompson and Associates optioned the “Polson-King claims” and carried out stripping and trenching on silicified mineralization in greywacke.

1937:

Clericy Consolidated Mines Limited prospected the old “Polson Group Claims” (range VI, lots 52-62 + range VII, lots 56-62 – see Figure 3).  Five (5) diamond drill holes (A1-A3, B1-B2) were drilled for a total of 448.7 m. Clerno Mines Limited prospected Clericy ground and examined the old “Polson showing” (range VI, lot 56).

1940:

Belleterre Quebec Mining Limited drilled two diamond drill holes (102ft and 98 ft respectively) on range VI, lots 42, 43.

1943:

Belleterre Quebec Mines Limited conducted a magnetic survey of the northwest corner of the property to delineate the Cadillac Break.

1944-1945:

Hosco Gold Mines Limited drilled eight (8) holes (H18 to H25) for a total of 1,976.63 m on the west end of the property (ranges VI, VII; lots 42-46). The drilling tested the Hosco-type gold mineralization along the Cadillac Break.

1944-1946:

Hosco Gold Mines Limited conducted a magnetic survey in the northeast corner of the property to delineate the Cadillac Break.  The company drilled 30 diamond drill holes (1E to 30E) with 27 on the East Hosco showing, for a total of 4,118.1 m.

1945-1946:

Bouzan Gold Mines Limited drilled 18 diamond drill hole (B1 to B20) for a total of 2,884.93 m with 8 of them drilled on the Sheehan showing (range VI, lot N1/2 51).

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1946:

Belleterre Quebec Mines Limited drilled four (4) diamond drill holes (BQM-1 to BQM-4) in the vicinity of the Cadillac Break.

1966-1969:

W.L. Landgridge Jr. completed some trenching, pit digging and sampling on range VI, lots 42-55 (1966) and range VI, VII, lots 47-51 (1967-69)

1971:

Questor Surveys Limited (DP-763) performed an airborne INPUT (MARK V) survey on behalf of Ministère des Richesses Naturelles, Quebec.

1972:

Maracambeau Mines Limited conducted some geophysical surveys (magnetometer) over ranges VI N1/2.VII N1/2, lots 42-51.

1974:

Fervat Mines Limited did some ground geophysics

1974:

Darius Gold Mines Limited dug nine (9) trenches

1976:

Fervat Mines Limited attempted some drilling on Range VI, lot 57, but with no core recovery.

1977-1979:

Darius Gold Mines Limited drilled one hole (LS-77-1) and conducted geological, geophysical and geochemistry surveys on range VI, N1/2 of lots 42-47 and partial coverage of lot 51.

1979:

Coldfields Mining Corporation conducted some prospecting, geology and geophysics over range VI, N 3/1 of lots 42-51.

1981:

J. Beaulieu drilled a 225 ft vertical hole.

1981-1983:

Sulpetro Minerals Limited carried-out line-cutting, geophysical (VLF, Magnetometer), geological work, Induced Polarization (IP), detailed magnetometer and HLEM surveys on the Lusko East property.

2003:

Alexandria Minerals Corporation signed an option with Coyle and Tremblay for a 100% interest on 13 claims directly east of the Hosco sector

2004:

Alexandria Minerals Corporation signed an option with Salmasi and Greisbach for a 100% interest on 6 claims directly east of 13 above.

2007:

Alexandria Minerals Corporation drilled three holes (JAX-07-1 to JAX-07-3) to test the Cadillac Break and Sheean shear, for a total of 634 metres. See Canova and Keita (2007).

2008:

Aurizon Mines Ltd. signed an option to acquire 100% of the Alexandria property.

2009:

Aurizon Mines Ltd drilled 15 holes (JA-09-468 to JA-09-471 and JA-09-483 to JA-09-493) to test Hosco eastern lateral extension along Cadillac Break and geophysics anomalies, for a total of 3415 m; and conducted some field prospecting.

La Pause Sector

Claims acquired by Aurizon in the La Pause sector of the Bousquet Township have been explored over the last sixty years by various owners and optionees, as indicated below:

1947:

Exploration work by The Consolidated Mining and Smelting Company of Canada (ancestor of Teck Cominco)

1964:

Geological and geophysical work by East Sullivan Mines Ltd. in the NE of East Block with no significant results

1966:

Falconbridge Nickel Mines Ltd conducted a magnetometric survey on the south side of the property together with some mapping and sampling

1986:

Electromagnetic (VLF) and magnetic (total field and vertical gradient) by Ressources La Pause Inc. on 4 claims close to Highway 117

1988:

Induced polarization (IP) and electromagnetic (EMH) survey by Société Minière Ecudor Inc.

1988:

Geological prospecting and sampling by Ressources Minières Platinor Inc. on the majority of the East Block

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1989:

Mr. Chouinard completed an electromagnetic (VLF) and magnetic survey on the West Block. A mandate is given to Glenn Griesbach to conduct some exploration work (mapping, sampling and trenching).

1989:

Société Minière Ecudor Inc. contracted Dominique Beaudry for an evaluation of the gold potential of their Bousquet property, including sampling of mineralized sectors.

1995:

Induced polarization (IP) survey by Ressources Minières Platinor Inc on the East Block

1998:

Mapping and Beep-mat survey by Randon Ferderber on part of West Block (Labour property)

From what precedes, it appears that no drilling has ever taken place on the Aurizon claims in Bousquet Township. From 1978 to 1989, Long Lac Exploration conducted some geological, geophysical and geochemical work and did some drilling on a property to the north with a south extremity crossing the La Pause claims. However, on that part of their property, they only conducted some line cutting as well as a magnetometric survey.

Geological Setting

Regional

The Joanna Gold Development Project is situated in the south central portion of the Abitibi Greenstone Belt, within the superior structural province of the Canadian Shield.  All rocks are Archean in age except for the late crosscutting Proterozoic diabase dykes.

The Rouyn-Noranda mining district is well known for its polymetallic volcanogenic massive sulfides deposits associated with the Blake River Group located east and north of the property.  Major gold deposits are usually located in the immediate vicinity of the Cadillac Break. More specifically they are centered in different mining camps located 20-30 kilometers apart. The Joanna property represented a void in that sequence.  The following presents the geological map of the area.

QUEBEC
660 000 mE
680 000 mE
700 000 mE
720 000 mE
740 000 mE
5 340 000 mN
5 320 000 mN
117
Rouyn-Noranda
>15Moz
JOANNA
Project
Cadillac
>12Moz
Malartic
>8Moz
Val-d'Or
>15Moz
Felsic Volcanics
Mafic to Ultramafic
Timiskaming Sediments
Pontiac Sediments
Conglomerate
Felsic Intrusive
Mafic Dykes
0
10km
AURIZON
AURIZON MINES LTD.
JOANNA Project (Quebec)
Geological Map

The main structural feature of the region is the Cadillac or Cadillac-Larder Break. It is a large-scale regional tectonic feature extending for 200 kilometers from Kirkland Lake, Ontario to Val d'Or, Quebec. It generally strikes east-west and dips northward and is characterized by a wide zone of talc-chlorite-carbonate schist separating the Temiskaming and Cadillac groups. Other local scale north easterly trending faults occur throughout the region.

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A wide variety of syn-volcanic to late tectonic intrusive rocks ranging from peridotite to hyperaluminous granite occur throughout the region. Proterozoic diabase dykes trend northeast-southwest and occur discordant to all lithologies. Metamorphism vary from subgreenschist to greenschist facies throughout the region and increases quickly to amphibolites facies immediately South of the Cadillac Break in the Pontiac Sub-Province. A number of gold showings occur in the region typically associated with the Cadillac Break. Fifteen (15) kilometers east of the Hosco and Heva old mine, the Doyon-Laronde camp (> 12 million ounces) is the best known gold camp while the previously mines McWatters and O'Brien gold mines were also located directly along the fault near the property.

Local Geology

According to the traditional geological units nomenclature, sedimentary rock units sequence hosting the Joanna project, the Joanna Project is underlain from south to north by rocks of the Pontiac, Temiskaming and Cadillac groups.

The complete sedimentary sequence cut by exploration work is composed of medium grain, poorly graded and mostly massive greywacke interbedded with polymict conglomerate unit historically related to the Temiskaming Group depositional environment. The Cadillac Group as described in literature by a facies succession of greywacke with mud rock, and iron formation units (reef) has not been interpreted yet on the property and its limit is suspected to be located farther north toward the Blake River Group limit.  A few diabase dykes also cut the host sedimentary rocks.

The east-west striking zone favorable for gold mineralization is closely related to the Cadillac fault, which dips 55 degrees to the north in this area. The main 10 to 20 metres wide brittle structure composed essentially of chloritic schist is included in a much broad ductile deformation zone that goes from about 100 metres north of the fault to more than 500 metres south of it. In general, the principal foliation is conformable to the fault zone and bedding.  A tight asymmetric folding pattern with fold hinges gently plunging toward the West is developed in conglomerate units south of the fault.  Deformation within the sediments can be difficult to evaluate as a result of re crystallization of some minerals at superior greenschist to amphibolite facies metamorphism.  Some sediment intervals show mineral segregation in a tectonic fabric and sulfides remobilization along foliation planes indicating a strong ductile deformation level. Vein folding and orientation within the different types of zone suggest a gradual decrease in deformation intensity from the Cadillac Fault to the south.

Mineralization

Gold mineralization of the Hosco-Heva area is distributed in multiple lenses on both side of the Cadillac Fault making each one a few meters to a few tens of meters thick. To date, mineralization has only been identified in the fault zone. The more continuous and gold rich zones seem to be associated with a white mica alteration.  Mineral assemblage also includes variable concentrations of albite, biotite, carbonate, garnet and possibly other alumino-silicates.  Amphibole and tourmaline rich replacement zones have been locally identified. In the Heva zone, gold mineralization contoured this type of alteration zone. Mineralized lenses are included within a 100 to 190 meter wide lower grade halo of 0.5 to 2.0 grams per tonne.

Generally speaking, most of the zones look alike in terms of structure and mineralization, some differentiate slightly by the content in quartz veins (millimetric to centimetric), arsenopyrite, pyrrothite, pyrite, white mica, carbonate, biotite and chlorite but currently they are believed to be all related to the same geological event with variations in the alteration assemblages and degree of deformation. Narrow, widely spaced, quartz veins with higher grades have been intersected on the Heva side and immediately south of the Hosco Zone.

Gold is concentrated in different locations closely related to sulfides grains and is mostly fine grain (<20 micro metres). According to different petrographic and micro-analytical studies performed on rock samples and on a sulfide concentrate sample, the majority of gold weight is under the form of free or attached particules to the surface of sulfides grains. A fraction of gold including sub-microns particules and ionic gold is concentrated in some types of arsenopyrite grains.

Exploration

Exploration history of the property is directly linked to the history of the discovery and development of the Hosco and Heva mine previously discussed. Since 2006, Aurizon has carried out extensive computerization and integration of the historical data.  Exploration holes were incorporated into a database in electronic format at the end of 2006. Where possible, the casing of old holes has been located in the field with GPS. A surveyed grid (GML grid) has been established as a unique reference for all information related to the property. Sylvestre, Julien, Leclerc Land Surveyor have surveyed 184 old holes.  For 170 holes previously surveyed by an unidentified surveyor, we corrected the coordinates in order to integrate them into the GML grid.  Easily computerized and reliable underground data was also included in the new database. In addition to the drilling which is described in the next section, Aurizon has conducted the following exploration activities on the Joanna claims:

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Henriksen claims

A mapping and sampling campaign was conducted on the Henriksen claims (northwest of the property) during the summer and fall of 2007. Mineralization indicators as strong alteration and disseminated sulphides occurrences returning anomalous gold values between 0.02 and 0.3 grams per tonne from 233 grab samples on outcrops added to the collection of 1077 soil samples for MMI (Mobil Metal Ion) detection throughout the property and led to the trenching and channel sampling (300 samples) of 6 selected areas.  Results in the range of 200 to 1000 parts per million for Zinc and 100 to 400 parts per million for Copper have been obtained in the western part of the block located in the Blake River volcanic group. Another signature with gold between 0.002 and 0.01 ppm (too low to be significant) and arsenic between 0.2 and 1 ppm has been obtained at the eastern part of the block in a similar gold context as the Hosco deposit.

In 2008, a ground time domain electromagnetic (InfiniTEM)  survey over 11 kilometers of lines on sulphides bearing horizons in the Blake River volcanic group let to the drilling of a short program of 561 metres in three holes at 300 metres spacing. Results have not shown any significant base metal results but information acquired will be used for planning future works.

In 2009, gold mineralization (6.8 grams per tonne over 3 meters) was found at depth of 160.5 meters in core hole JA-09-482, part of an 8 holes program on that block and adjacent Feifer block (“Joanna North”). Holes were drilled over a 700m long multi-element MMI anomaly (A, Au, M, W and Sb; or arsenic, gold, molybdenum, tungsten and antimony) with 4 sections of 2 holes at 200 meters east-west spacing. Mineralized material is a quartz vein stockwork with pyrite, pyrrhotite and free gold within a biotite rich metasediment. The western holes intersected a continuous 40m wide fault trend with sulphide halos. Anomalous gold values in samples show a westward progression from a few 10ppbs to 0.1-10g/t at the western limit of the drill grid.

Alexandria claims

In 2009, gold mineralization (3.0 grams per tonne over 4.6 meters and 3.9 grams per tonne over 1.1 meters) was found at depths of respectively 135 meters and 106.9 meters in two holes (resp. JA-09-490 and JA-09-485) part of an 5 holes program on that block (“Joanna South”). Holes were drilled about 300m south of the Cadillac fault over an IP/magnetic anomaly from a previous survey by Alexandria Minerals. Another 10 holes were drilled along the Cadillac fault to test the eastern extension of Hosco mineralization in Alexandria claims.

Prospecting work performed on the Joanna South target has included the collection of 344 grab samples and geological mapping of the quartz veins pattern, combined with 2.3 kilometers of an IP geophysics survey. Results obtained range widely from 0.1 to 10 grams per tonne in multiple parallel metric to pluri-metric eastward parallel structures forming a 200 metre-wide envelope, 500 metres in length.

Robert claims

Since the acquisition of the Robert claims in May 2009, a line cutting program has been completed. A Mobile Metal Ions soil geochemistry survey and an induced polarization (IP) geophysical survey are in progress. Forty-one channel samples have been taken in stripped areas showing a strong sericitization in sediments associated with disseminated arsenopyrite.

La Pause claims

Following the ground staking of two claim blocks located in the Bousquet Township, line cutting and IP surveys cover the entire property. Twenty-eight grab samples have been collected during limited prospecting work done on portions of the eastern claims surface.

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Drilling

Since 2007, Aurizon has drilled 493 holes totaling 144,181 meters on the Joanna Gold Development Project. The details for the Hosco sector are in the following table.

Recent Exploration Work in Hosco Sector (September 2009)

Aurizon Exploration on Hosco Sector
Year	Surface drilling (m)	Number of holes	Hole numbers
2007	20,647	62	JA-07-01 to 25, JA-07-68 to 104
2008	86,320	354	JA-08-105 to 164, 166 to 170, 172 to 175, 177 to 182, 184, 189 and 191 to 463
2009	5,715	12	JA-09-467, 472 to 482

Since acquiring the property:

•

In 2006: Data revision included integration of all historical drilling and sampling results into a database and their attachment to a unique surveyed grid;

•

In 2007: Aurizon initiated an extensive exploration program by systematically re-sampling historical holes over wide intervals in order to define the extension of the mineralized system according to sulphide dissemination. Validation of diamond drilling results (historical and some Aurizon drill holes) and completion of the first NI 43-101 compliant resource estimates by Geostat;

•

In 2008: Aurizon resumed drilling and conducted a magnetic survey. A preliminary geometrical, structural, and depositional model based on field observations, plus Leapfrog modeling of gold grade and petrographic works, was proposed. Metallurgical testing was initiated with LTM Laboratory with two composite samples. Consultants from Roche presented a Phase 1 environmental characterization of the property (Roche 2008). Consultants from BBA completed a Preliminary Assessment Study for an open-pit operation (BBA 2008);

•

In 2009: An update and validation with diamond drilling, and an NI 43-101 compliant resource estimate by Geostat were completed. Aurizon resumed drilling. Lakefield Research received composite samples to perform a sequence of metallurgical testing, including grinding, flotation, oxidation, and cyanidation. Mineralogical and micro-analytical studies were conducted to explain gold recovery. Geomechanical and geotechnical studies were performed by Golder (Golder 2008) and hydrogeological study was conducted by SNC-Lavalin (SNC 2009). Roche completed a long-term environmental characterization (Roche 2008-2009).

Preliminary assessment

In May 2008, Aurizon received the 2008 Preliminary Assessment from BBA, which concluded that, based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 meter level, the Joanna Gold Development Project was potentially feasible as a standalone open-pit mine operation.  BBA recommended that additional work be undertaken to advance the project to the pre-feasibility stage.  The report also provided guidelines on the environmental risks.

In November 2009, an updated mineral resource estimate was completed by Geostat, based on data available from drill holes completed by previous operators, the new 2007-2009 drill results, new assay intervals, revised overburden depth information, new mineralized envelope and a block solid size compatible with the proposed mining plan of 8 metres (E-W) x 5 metres (N-S) x 8 metres (depth).

Positive Pre-feasibility Study for the Hosco Deposit

In November, 2009, Aurizon received a positive Pre-feasibility Study from BBA, which provides an initial start-up plan for the Joanna Gold Development Project.  The study was prepared as a stand-alone project  based solely on the mineral reserves located on the Hosco deposit and did not take into account any of the mineral resources contained in the Heva deposit, which also forms a significant part of the Joanna Gold Development Project.  See “Mineral Reserves Summary” below.  A contract has been awarded to BBA to complete a final feasibility study, expected by the fourth quarter of 2010.

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Sampling Method and Approach

Sample preparation, analysis and security at the Joanna Gold Development Project are consistent with industry standards.

Sampling intervals are determined by the Aurizon geologist depending on the nature of alteration and the presence of mineralization. Due to the disseminated, homogenous and often discrete nature of the low grade ore, definition holes are generally completely sampled.  Sampling of the longer exploration holes depends on the geologist's judgment since various intervals of poorly altered and mineralized rocks may be encountered. Density of sampling in these cases is often above 50% of the hole's length.  Samples are generally 1 metre long prior to mid-2007 and 1.5 meters long since that time, giving representative results of the generally homogenous and wide low grade ore. Particular punctual features can be tested by shorter samples as needed.

The core recovery of the observed new core is generally very good. Based on Geostat's observations on site at the drill and in the core shacks, Geostat considers that the sample quality is good and that the samples are generally representative.

The sampling method is straightforward. After logging, the sections to be assayed are identified in the core box. The core is split using an electric core saw, bagged, and tagged at the geological contractor core shack at Rouyn-Noranda (Services Technominex), and then sent to the laboratory. The other half is kept for further analysis, if necessary.

Sample Preparation, Analysis and Security

Since 2008, all the new drill hole samples from the Joanna Gold Development Project are assayed at ALS Chemex in Val d'Or, using a standard fire assay procedure. In 2007 and early 2008, samples were assayed at Laboratoire Expert Inc. in Rouyn-Noranda.

All samples received at ALS Chemex are bar-coded and weighed prior to being processed.  Drying is applied only to samples that are excessively wet. Sample material is crushed in a jaw and/or roll crusher (70% passing 9 mesh). Ground material is split with a riffle splitter to obtain a 250 gram sub-sample. Sub-samples are pulverized in a “flying disk” or a “ring and puck” style grinding mill to give a pulp (85% passing 200 mesh). The rest of the crushed sample (reject) is returned into the original plastic bag.

A 30 gram split is collected from the pulp and weighed for fire assay fusion and atomic absorption finish, with a detection limit of 0.005 parts per million.  Gravimetric finish is applied for initial assays above 10 parts per million. Assay results are sent electronically to Aurizon by using a special email address for the sole use of the data manager. The database system (Geotic) functions using the Microsoft Access data management system. Its writing access is restrained to the data manager and the project geologist.

Data Verification

Geostat conducted an analytic verification of selected core samples.  The database assay table was verified against the original paper logs on a random basis and did not find major errors during its validation process.  The collar location, azimuth, dip, hole length, assay values, and assay length were checked.  Available historical cross sections on paper were reviewed and compared with on screen equivalent cross sections.  Geostat concluded that the drill hole database is adequate to support a mineral resources estimate.

During a 2007 site visit, 38 core duplicates (from holes JA-07-01 and JA-07-03) were taken by Claude Duplessis, Eng., of Geostat, and submitted for analysis at the ALS Chemex lab in Val d'Or (original values for those cores were from the Lab-Expert lab in Rouyn). A comparison of duplicated and original gold values for the same core did not show any bias.

In a site visit in the summer of 2008, a set of 147 independent duplicates (quarter core) were collected from nine 2008 core holes at core shack in Rouyn and sent to SGS Lakefield lab for verification. Those duplicates represent ¼ of the original core whereas the original gold values deal with ½ of the same core. Core length is 1.5 meters and weight of material submitted to SGS averages 1.6 kilograms.  Despite a fairly significant scatter of original and check values, that second set of check sample data did not show any sign of bias with the average duplicate grade equal to the average original grade (both are 1.55 grams/tonne).

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Quality Assurance and Quality Control

In addition to the normal laboratory quality control program, Aurizon has a quality control program to test the validity of the results.  Certified materials including three different representative grades and composite references are inserted in the sample series at a space of one at each 25 samples. Composite reference samples representing 20 to 30 samples and rejects are completely pulverized and homogenized to make 40 to 60 kilogram batches prepared in 60 gram individual envelopes. Blank materials, composed of barren local rocks, are placed along with mineralized samples as part of the check assay procedures.  Assay checking on approximately 10% of samples is executed by Bourlamaque Assay Laboratories Ltd.  All pulps are analyzed by fire assay and gravimetric finish, and all rejects are analyzed by fire assay and atomic absorption finish.

Quality control on assays is made continuously. Tolerance on different reference material has been set at +/-10% from targeted grades. At that point, verification is performed on the recording and control from the core shack to the assaying company to find the possible source of any difference.

The procedures are considered valid and adequate to detect anomalies in the sampling and analysis process, should any major problem occur.

Mineral Resource and Mineral Reserves Estimates

The mineral resources included in the Pre-feasibility Study were updated from the previous resource estimate completed in April.2009.  The new resource model incorporates the latest drill hole information on the property completed in 2009, new assay intervals, revised overburden depth information, new mineralized envelope and a block solid size compatible with the proposed mining plan of 8 metres (E-W) x 5 metres (N-S) x 8 metres (Depth).  Mineral reserves and resource estimations have been classified in accordance with NI 43-101.

Joanna Mineral Reserves and Resources

		2009			2008
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
		Grams/tonne	Ounces		Grams/tonne	Ounces
Mineral Reserves
Proven and Probable Mineral Reserves
Open Pit - Hosco	23,650,000	1.31	995,600	-	-	-
Low grade stockpile	2,400,000	0.35	27,000	-	-	-
Total Mineral Reserves	26,050,000	1.22	1,022,600	-	-	-
Mineral Resources
Measured - Hosco	1,378,000	1.28	57,000	18,500,000	1.4	827,000
Indicated - Hosco	6,201,000	1.21	242,000	11,100,000	1.3	446,000
Indicated - Heva	4,410,000	1.90	270,000	4,200,000	1.9	257,000
Total Measured & Indicated
Resources	11,989,000	1.48	569,000	33,800,000	1.4	1,530,000
Inferred Mineral Resources
Inferred - Hosco	20,810,000	1.19	796,000	19,800,000	1.2	774,000
Inferred - Heva	9,000,000	1.77	512,000	8,600,000	1.8	488,000
Inferred – Alexandria	1,080,000	1.20	42,000	-	-	-
Total Inferred Resources	30,890,000	1.36	1,350,000	28,400,000	1.4	1,262,000

Notes:

1.	Mineral Resources which are not mineral reserves do not have demonstrated economic viability
2.	Measured and indicated mineral resources are reported to a depth of 300 metres at a cut off grade of 0.5 grams of gold per tonne. Inferred mineral resources are reported to a depth of 600 metres at a cut off grade of 0.5 grams of gold per tonne.
3.	Historical production of 9,700 ounces (Hosco) and 10,700 ounces (Heva) have not been subtracted from measured and indicated resources.

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In addition, inferred mineral resources are estimated at 20.8 million tonnes at 1.2 grams of gold per tonne for 796,000 ounces.  SGS Geostat constructed the block model, using mineralized envelopes, at a minimum cut off grade of 0.2 grams of gold per tonne and a bulk density of 2.66 tonnes per cubic metre.

Only measured and indicated resources were used for the open pit mining plan.  A dilution factor of 5.1% at 0.23 grams of gold per tonne has been calculated on the basis of the block size, while the mining recovery was estimated at 97%.

Diluted mineral reserves are estimated at 23.6 million tonnes at 1.3 grams of gold per tonne for 995,600 ounces. In addition, a low grade stock pile of 2,400,000 tonnes averaging 0.35 grams of gold per tonne, containing 27,000 ounces will be processed at the end of the mine life, eliminating the long term risk for arsenide leaching on the stock pile. Total gold recovered amounts to 887,000 ounces.

Project Assumptions and Parameters

Gold price (US$/oz)

825

Exchange rate (C$/US$)

1.10

Wages and benefits

2008 Canadian Survey and internal database

Fuel price (C$/litre)

0.70 (pit) and 0.85 (transport off-site)

Labour force

164

Net smelter royalty

2%

Discount factors were applied to supplier's quotes obtained for certain new equipment, based on the current availability and market prices of comparable used equipment.  This resulted in a 7% reduction in the projected Capital Costs for the project.

Open Pit Mine Operation

Mining sequence

3 phases

Waste (million tonnes)

78.1

Overburden (million tonnes)

9.6

Waste to ore ratio

3.81 :1.0

Annual tonnage (million tonnes)

13 (year 1 - 2), 17 (year 3 - 6), 6 (year 7 - 8)

Production rate (tonnes per day)

8,500

Inter-ramp pit slope

49 degrees -53 degrees

Geotechnical safety berm

15 metres at every 120 metres vertical height

Pit size

length (1,200 metres), width (540 metres), depth (240 metres)

The open pit operation will be designed to support an average daily production rate of 8,500 tonnes,
7 days a week, 365 days per year.  Initial production is expected to be established from a smaller starter pit and will be extended in two additional push backs.  The zone is covered by 6 to 15 metres of silt and clay overburden.  The waste to ore ratio will average 3.81 over the life of mine with a maximum of 5.3 in year 3.

The pit was designed with a triple benching arrangement, including a 15 metre geotechnical safety berm at every 120 metres vertical height.  Based on the results of rock mechanics studies, the recommended inter-ramp pit slope will be 53° for the hanging wall (north) and 49° for the west and east sectors and the footwall (south).

The ore will be trucked to surface using the ramp, crushed and conveyed to the processing plant.

Surveillance programs will be developed to monitor environmental performance including the impact on surface and ground water, noise, dust, vibration, and visual aspects.

Proposed equipment

The fleet of equipment will include four to nine 100 short ton class haulage trucks, depending of the mining phase, two drill rigs, two hydraulic excavators, one front-end loader, two dozers, one motor grader, one backhoe excavator and six service trucks and auxiliary equipment.

Metallurgy

As was shown in the preliminary assessment, the Hosco material was proven to be partially refractory. Conventional leaching indicated only a 77% gold recovery. The selection of an oxidation method became necessary to achieve a level of gold recovery that would make the project viable since a portion of the gold was either locked or in solid solution, mostly within an arsenopyrite matrix.

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Results from the most recent testwork, indicated that 26.9% (28.3% x 95.0%) of the gold could be recovered in the gravity circuit at the Joanna site and that another 59.9% could be recovered by the Albion Process at Casa Berardi for an overall recovery of 86.8%.

Mining Method

Mining Joanna ore will follow the standard practice of an open-pit operation with conventional drill and blast, load and haul cycle using a drill/truck/shovel mining fleet. The overburden and waste rock material will be hauled to the overburden and waste disposal areas near the pit. The run-of mine ore will be drilled, blasted and loaded by hydraulic shovels and delivered by trucks to the primary crusher or stockpiles near the crusher.

Pre-Feasibility Study Conclusions

BBA concluded that the Joanna (Hosco) Gold Project is technically and financially viable. The estimated initial capital cost together with estimated site restoration costs amount to $192.5 million and using a Canadian dollar gold price of C$908 per ounce, the Project provided an estimated internal rate of return of 14.37%.  According to the economical evaluation of the project, the net present value using a discount rate of 5% amounted to $74 million and the payback period after the start of commercial production is 3.9 years, before taxes.  The level of accuracy of the capital and operating costs was +/- 25%.

Based on an estimate of mineral resources produced by Geostat in compliance with the NI 43-101, the mineral reserves, after dilution and mine recovery, are estimated at 23.6 million tonnes of ore in the proven and probable categories. With a production rate of 8,500 tonnes per day, the pit life is expected to last 7.6 years. When the pit is depleted, an additional 0.7 years is anticipated to process 2.4 million tonnes of low grade material.

Ore processing

Milling on-site at Joanna	Crushing, grinding, gravity, and flotation.
Milling off-site at Casa Berardi	Fine grinding, atmospheric oxidation and leaching
Average recovery (life of mine)	86.8%
Tailings ponds (two)	96% of tonnage at Joanna with low environmental risk (no cyanide, low sulphide) 4% of tonnage at Casa Berardi (arsenide leaching and acid drainage potential)
Milling rate	8,500 tonnes per day (annualized average rate)
Mill availability	93%

At Hosco, gold is associated with sulphides, mostly arsenopyrite.  As the material is partially refractory, the selection of an oxidation method became necessary to achieve a level of gold recovery that would make the project viable.

Processing of the ore consists of oxidation before cyanidation of a flotation concentrate.  An evaluation comparing conventional pressure oxidation and sulphide oxidation at atmospheric pressure led to the selection of the atmospheric process as the preferred method of oxidation for the Hosco ore.

BBA has evaluated various options for processing, either all the ore or just the flotation concentrate, at various third party off-site facilities.  The impact of potential synergies was evaluated on an economic, social and environmental basis.

The option of processing Joanna's flotation concentrate at Casa Berardi was retained for the Pre-feasibility Study.  Transportation costs of the concentrate are mitigated by the synergy provided by a corporate tailings management strategy whereby high sulphide and arsenic tailings are disposed in one common tailings disposal facility at Casa Berardi.

Crushing, grinding, gravity and flotation will be performed on site at Joanna. Concentrate will be trucked to Casa Berardi where oxidation and carbon in pulp leaching (“CIP”) will be performed.

Metallurgical testwork, performed by SGS Lakefield Research (SGS), indicates that the addition of a fine grinding and oxidation circuit prior to leaching increases the projected overall gold recovery to 86.8%.

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Following meetings with stakeholders held prior to the completion of the Pre-feasibility Study, the final feasibility study will review, in greater depth, the impact of transporting the concentrate to Casa Berardi versus treatment and disposal of all the tailings at the Joanna site.

Tailings ponds

As the project is located at a watershed divide, 3 kilometres west of an esker and adjacent to a protected land area, Roche Ltd recommends the construction of two tailings ponds. Approximately 96% of the tails containing low sulphide, low arsenide and no cyanide will be disposed of at Joanna.  A small tailings pond containing about 4% of the tails composed of the arsenide and sulphide rich concentrate will be disposed of at Casa Berardi.

Proposed surface infrastructure

All the infrastructures have been clustered and designed to minimize the footprint with the objective of reducing the impact to the corridor of biodiversity, and include recommendations from the stakeholders received prior to the completion of the Pre-feasibility Study.

At Joanna, the proposed mine infrastructure incorporates the following:

•

A crusher and a mill complex including grinding, flotation, and filtration circuit;

•

A garage complex and associated services and administration offices;

•

Electrical distribution installations;

•

Pit dewatering system, surface water management and treatment;

•

Access road to the site from Highway 117;

The waste dumps will cover 120 hectares with a maximum height of 60 metres. To mitigate arsenide leaching or acid drainage hazards, two piles will be built. The first one with very low arsenide content will represent 80% of the material, while the second one will contain the higher arsenide material. A safety ditch will be excavated surrounding both piles to recover run-off water;

•

The temporary overburden dump will have a maximum height of 20 metres. This material will be used at the end of the operation to cover the waste pile and the tailings pond at Joanna;

•

The tailings pond complex will cover 270 hectares with a maximum height of 17 metres, including the tailings disposal pond and process water pond. All the dams will be constructed during the preproduction period.

At Casa Berardi, the proposed mine infrastructure incorporates:

•

A mill complex including fine grinding, oxidation and leaching (CIP) circuit;

•

Modification to the existing gold room;

•

A new tailings pond, covering 11.8 hectares, for leached concentrate.

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Restoration

A total of $12.6 million has been estimated to restore the Joanna site and the tailings pond at Casa Berardi. This includes $5 million that will be funded before the production phase to cover the costs of reclaiming 100% of the footprint generated by the disposal piles resulting from pre-stripping and dam construction. A progressive restoration approach will be implemented for the remainder of the mine life.

At Joanna, the overburden disposal area will be reclaimed, being used as capping material to revegetate waste and tailings disposal sites. Both piles will be landscaped in conformity with the regional topography. In addition, following discussion with stakeholders, the Pre-feasibility study considers creating a lake by diverting existing creeks surrounding the project, thereby creating a new ecosystem upstream of the watershed.

At Casa Berardi, the tailings pond will be restored using a multi layer approach, which will isolate the contaminants from the environment.

Pre-Production Capital Costs

Total capital costs were estimated at $187 million including $150 million of direct cost.  Owner costs, EPCM and detailed engineering have been estimated at 12%.  An average contingency of 11% has been provided on direct and indirect costs.

Sustaining capital expenditure over the operation's mine life was estimated at $31 million including the purchase of additional equipment and tailings pond management.

Operating costs

The life of mine average cash cost, before royalties, was estimated at US$434 per ounce, using a Canadian $ to U.S. $ exchange rate of 1.10.

Environmental Socio-Political

Prior to the completion of the Pre-feasibility Study, individual meetings and dialogue workshops, resulted in a total of 177 proposals and comments which have been integrated within specific recommendations included in the Pre-feasibility Study, and which will be addressed during the Feasibility Study.  All comments were considered while the most sensitive comments were as follows:

Open pit operation

•

Potential impact on water table and private wells caused by vibration will be reduced by the implementation of a continuous monitoring system.

•

Impact of noise will be reduced by the use of noise barriers.

•

Impact of dust will be reduced by the use of dust suppressants on roads, profiling of waste rock piles according to prevailing winds, and maintaining humid tailings and spruce screens to collect dust.

Visual impact will be reduced by using the natural landscape and with preservation of large trees on the extremity.

•

Simulation and monitoring systems will be implemented for the benefit of stakeholders.

Water management

•

Potential impact on water wells caused by water contamination risks will be reduced by the installation of monitoring wells and a follow up of the underground water flow and quality.

•

While the project is located at the watershed divide, the infrastructure is located within the same drainage basin. While the esker located east of the project is part of the contingency plan for the Rouyn Noranda community, the project is located downstream within a different watershed.

•

As the waste pile might have a risk of arsenide leaching, a water diversion canal will be excavated surrounding the pile where a water treatment plant can be installed if required.

Proximity of the biodiversity reserve

•

Joanna is located within a peat bog area between the Aiguebelle biodiversity reserve and the Vaudray Joannes protected land area, both being linked  by a wide corridor of biodiversity expressed by a north south trending esker, east of the proposed project, which represents a source of fresh water.

•

Based on the discussions with stakeholders, the restoration plan should envisage compensating the loss of the humid area by improving knowledge with respect to the underground water source of the esker and therefore securing the corridor of biodiversity located east of the property.

Exploration and Development Plans

In 2010, a $3.4 million surface exploration program, comprising 28,000 metres of drilling, will test targets to the north and south of the Hosco deposit, perform infill drilling on the Heva deposit; test a potential satellite pit, approximately 700 metres west of the proposed Hosco pit; and test potential extensions of the Hosco pit.  Three (3) to five (5) drill rigs will be active on the Project during this time.

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Work has also commenced under the direction of BBA on a final feasibility study, which is anticipated to be completed in the fourth quarter, 2010.

NON MATERIAL MINERAL PROPERTY INTERESTS

Kipawa Gold -Rare Earth Elements Project

Information of a scientific or technical nature regarding information contained in this Annual Information Form regarding the Kipawa Gold- Rare Earth Elements Project has been prepared under the supervision of Mr. Martin Demers, P. Geol., General Manager, Exploration of the Company and a Qualified Person as defined by NI 43-101.

The Kipawa Gold- Rare Earth Elements Project is an early stage exploration project located approximately 100 kilometers south of Rouyn-Noranda, in the Temiskaming region. The project area consists of three non-contiguous blocks consisting of 724 mining titles covering 42,480 hectares.  The mining titles are all in good standing and are currently 100% registered under the name of Aurizon.

The Kipawa Gold-Rare Earth Elements Project was initially acquired by Aurizon for its gold potential on the basis of a government regional stream sediment survey. Exploration programs performed from 2007 to 2009 included regional till sampling, prospecting, geophysics and soil geochemistry, which led to the discovery of rare earth elements (REE) mineralization and to define gold in soil anomalies.

In 2010, a $1.3 million exploration drill program will test gold targets identified by the work performed in the 2009 field program.

Beaufor Royalty Interest

The Beaufor Mine, situated 16 kilometers east of Val d'Or, Quebec, is comprised of 12 mineral claims, one mining lease and one mining concession with a combined area of approximately 92 acres in Pascalis and Senneville Townships.  Access to the property is by a gravel road, which connects to highway 117.

In May 2001, Aurizon sold to Richmont Mines Inc. Aurizon's 50% interest in the Beaufor Mine and Aurizon's 100% interest in the adjacent Perron property.  The Company retains a gold-indexed royalty on future gold production from the Beaufor Mine and Perron property.  On the first 220,000 ounces of gold production from Beaufor, the Company received royalties of $5 per ounce on 50% of the production when the prevailing gold price was greater than US$280 per ounce and $12.50 per ounce when gold prices were above US$300.  On production in excess of 220,000 ounces, the Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  As at December 31, 2009, the Beaufor Mine had produced 304,000 ounces of gold pursuant to the royalty agreement.  During 2009, the Company received royalties totaling $0.3 million in respect of the Beaufor mine (2008 - $0.5 million).

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.  There has been no commercial production from the Perron property to date.

RISK FACTORS

Management of the Company considers the following risks to be the most significant risks related to the Company and its business, but such risks do not necessarily comprise all those associated with an investment in the Company.  Additional risks and uncertainties not currently known to management of the Company may also have an adverse effect on the Company's business.  If any of these risks actually occur, the Company's business, financial condition, capital resources, results and/or future operations could be materially adversely affected.  In such a case, the price of the Company's shares could decline and investors could lose all or part of their investment.  See also "General Description of the Business – Competitive conditions", "Economic Dependence" and "Environmental Protection and Reclamation".

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RISKS RELATED TO FINANCIAL MATTERS

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

The Company is currently party to certain gold and currency price protection contracts with the objective of mitigating adverse changes in the price of gold and currency exchange rates.  While such arrangements are intended to mitigate the risks associated with price volatility, there is no assurance they will be effective and as a result of such arrangements the Company may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Risks Related to Production and Operations

Estimates of future production for the Casa Berardi Mine as a whole are derived from the mining plan.  These estimates are subject to change.

There is no assurance that production estimates will be achieved.  Failure to achieve production estimates could have a material and adverse effect on any or all of the Company's future cash flow, results of operations and financial condition. The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production.  Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below:

•

actual ore mined varying from estimates in grade, tonnage, and metallurgical and other characteristics;

•

mining dilution;

stope failures or cave-ins;

•

industrial accidents;

•

equipment failures;

•

natural phenomena such as inclement weather conditions, floods, blizzards, droughts, rock slides and earthquakes;

•

encountering unusual or unexpected geological conditions;

•

changes in power costs and potential power shortages;

•

shortages of principal supplies needed for operation, including fuels, water, equipment parts and lubricants;

•

litigation;

•

strikes and other similar actions by contractors and subcontractors; and

•

restrictions imposed by government agencies.

Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to our property or the property of others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable.

Estimates of expected cash operating costs are, to a large extent, based upon the current mine plan including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, expected extraction rates, and other factors.  Any variance in any of the foregoing could result in material variations in actual cash operating costs and economic returns.  See "Description of the Business – Casa Berardi Mine – Mining Operations".

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The profitability of the Company's business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with our operations and development projects, such as diesel fuel, electricity, drilling equipment, steel, tires, skilled labour, chemicals and reagents.  Prices of such commodities and resources also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond our control.  Operations consume significant amounts of energy, and are dependent on suppliers to meet these energy needs.  In some cases, no alternative source of energy is available.  An increase in the cost, or decrease in the availability, of construction materials such as steel may affect the timing and cost of our development projects.  If costs of certain commodities or resources used in connection with our operations and development projects were to increase significantly, our profitability would be adversely affected.

Foreign Exchange and Currency Fluctuations

Currency fluctuations may affect the cash flow that the Company may realize from its operations as its products are sold in world markets in United States dollars and the Company's operating costs are incurred primarily in Canadian dollars.  The Company may, in future, if it considers it advisable, enter into other or additional hedging arrangements with a view to reducing some risks associated with foreign exchange exposure.

To manage the Company's currency exposure on its U.S. dollar gold sales and its Canadian dollar denominated long-term debt, the Company has entered into foreign currency contracts, allowing the Company to convert U.S. dollars into Canadian dollars at an average exchange rate of 1.11.  Aurizon is not subject to margin calls on the mark to market value of the contracts.  However, there is no assurance that the Company's hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Gold Hedging Activities May Limit the Price Realized for Gold Produced

In connection with the project financing obtained to build the Casa Berardi Mine the Company has entered into certain gold hedging contracts.  Hedging activities are intended to protect a company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time.  Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to call options where the market price of gold exceeds the gold price in call option contracts.

Financial Resources

The Company has historically relied on funds raised through equity financings to meet its operating and capital expenditure requirements.  Based on the Company's financial position at December 31, 2009, and the operating cash flows that are expected from the Casa Berardi Mine over the next twelve months based on the 2010 mine plan, the Company expects to be able to meet its financial obligations as they become due and to fund its planned exploration and capital programs from working capital.  The 2010 Casa Berardi Mine plan is based on a number of assumptions and criteria including gold price, exchange rates, and commodity prices, many of which are not within the Company's control.  Should any one or more of such assumptions prove not to be accurate, it is possible that the Company will require additional capital to carry out all of its planned exploration and development programs.  There is no assurance that the Company will be able to obtain debt or equity financing, if required, on commercially reasonable terms or at all and any such future financings could result in substantial dilution to existing shareholders ..  If additional capital is required and is not available from such sources, the Company may be forced to reduce operations or relinquish its interest in a property or properties.

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Financing of Exploration Programs

Aurizon conducts exploration on all of its projects with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if exploration expenditures to be made by the Company will result in discoveries of additional commercial mineral reserves.  If the Company's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If the Company's exploration programs are successful, additional funds may be required for the development of economic mineral reserves.  In addition, the exploration and development of the Company's properties may depend upon its ability to obtain additional financing.  There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company's ability to explore and develop its properties.

Current Global Financial Conditions

Current global financial conditions have been subject to increased volatility.  Numerous financial institutions have declared bankruptcy and others have received capital bail-outs from or other relief from government authorities. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis resulting from the asset-backed commercial paper market. As a result of these global conditions, the Company is subject to increased counterparty risk and liquidity risk.  The Company is exposed to various counterparty risks including, but not limited to: (i) through financial institutions that hold the Company's cash; (ii) through companies that have payables to the Company; (iii) and through the Company's insurance providers. The Company is also exposed to liquidity risks in the event its cash positions are at risk, or additional financing is required to advance its projects and appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company's planned growth could be adversely impacted and the trading price of the Company's securities could be adversely affected.

U.S. shareholders of Aurizon may be subject to adverse U.S. federal income tax consequences if Aurizon ever becomes a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes.

Special U.S. federal income tax rules would apply to a U.S. shareholder of Aurizon shares if Aurizon became a PFIC at any time during which the U.S. shareholder held Aurizon shares.  A non-U.S. corporation generally is classified as a PFIC for U.S. federal income tax purposes in any taxable year if, after applying certain look-through rules to the income and assets of subsidiaries, either: (i) at least 75% of its gross income is “passive” (generally investment) income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets, including cash, that produce passive income.  Based on the composition of its income and assets, Aurizon does not believe that it was a PFIC for its taxable year ended December 31, 2009.  Because the determination of a non-U.S. corporation's PFIC status is a factual determination that is made at the close of the taxable year and is subject to change, there can be no assurance at this time that Aurizon will not become a PFIC in any future taxable year.  It is suggested that U.S. shareholders may wish to consult their own tax advisors about the U.S. federal income tax consequences that would apply to them if Aurizon ever became a PFIC.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

Mining Risks and Insurance

The business of gold mining is subject to certain risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins, flooding and gold bullion losses.  Such occurrences could result in damage to or destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments required to be made to redress such liabilities could have a material adverse effect on Aurizon's financial performance and results of operations.

The Company carries insurance to protect itself against certain risks related to mining and processing.  However, such insurance does not cover all risks and coverage limits and policy exclusions make it unlikely that any losses would be fully covered.  The Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons.  Even if coverage is obtained the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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Uncertainty of Mineral Reserves and Mineral Resources

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the estimates will be accurate, that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized or mined or processed profitably.  The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company's reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Furthermore, it cannot be assumed that all or any part of the measured mineral resources, indicated mineral resources, or inferred mineral resources will ever be upgraded to a higher category.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

Aurizon must continually replace and expand its mineral reserves and mineral resources to maintain or increase its annual production.  There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company's programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Development Projects

Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, the issuance of government permits and adequate financing.  The economic feasibility of development projects is based on many factors, including:

•

estimation of mineral reserves;

•

anticipated metallurgical recoveries;

•

environmental considerations and permitting; and

•

future gold prices; and anticipated capital and operating costs of the projects.

The Company's development projects have no operating history upon which to base estimates of future cash operating costs.  For development projects, estimates of proven and probable mineral reserves and cash operating costs are based upon the interpretation of geological data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based on anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs and other factors.  As a result, it is possible that actual cash operating costs and economic returns will differ from those currently estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.  Delays often can occur in the commencement of production.

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Casa Berardi Mine Ground Stability

As a result of a history of ground instability and related incidents at the Casa Berardi Mine prior to Aurizon's ownership and operations, Aurizon implemented strict ground control measures in connection with mine openings and underground development.  Since the mine was re-opened under Aurizon management ground control incidents have been minor for the most part.  In January 2006 operations were temporarily suspended following an incident involving an unraveling stope back.  Scott Wilson RPA has reviewed the Company's ground control measures and is of the opinion that the ground support measures are in accordance with commonly accepted industry practice for the ground conditions and that the stope stability has been enhanced by the use of smaller typical stopes, conservative sublevel spacing, and the application of cemented rock fill.  Nevertheless, ground instability is an inherent risk associated with the rock environment in the areas being mined that cannot be eliminated entirely.  Consequently, the Casa Berardi Mine operations remain subject to this risk.  Instability occurrences including but not limited to crown pillar collapse or stope failure could result in loss of life or temporary or permanent cessation of operations, any of which could have a material adverse effect on the Company's financial condition and results of operations.

Labor Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavors to maintain attractive remuneration and compensation packages to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon's staff, are engaged to carry out the construction, underground mine development and diamond drilling activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Dependence on Key Personnel

Aurizon's President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company.  David P.  Hall is a Chartered Accountant and has been a director and officer of Aurizon since its incorporation in 1988.  Ian S.  Walton is also a Chartered Accountant and has been an officer of Aurizon since its incorporation in 1988 and a director since 1993.  In addition, Aurizon's Vice-President, Operations, Mr. Martin Bergeron, P. Eng., is instrumental in managing the Company's operating, exploration and development activities in Quebec.  In the current competitive environment for individuals with such knowledge and expertise there is no assurance that the Company will be able to retain key personnel.  Failure to retain such key personnel could have a material adverse effect on the Company's operations and financial condition.

Government Regulations and Permits

The mining, processing, development and exploration activities of the Company are subject to various federal, provincial, state and local laws and regulations governing prospecting, development, production, taxes, environmental protection, labour standards, occupational health and safety, toxic substances, land use, water use and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and operations.

Continued production at the Casa Berardi Gold Mine and the development of the Joanna Gold Development Project will require additional approvals, permits and certificates of authorization from different government agencies.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company's control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  While to date the Company has been successful in obtaining the necessary permits, there can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.

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Political Risks

Properties in which Aurizon has or may acquire an interest are or may be located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups.  Aurizon's current mineral projects are in Quebec and may be in areas with a First Nations presence.   It is Aurizon's practice to work closely with and to consult with First Nations in areas in which its projects are located or which could be impacted by its activities and to date its relations with such groups has been positive.  However, there is no assurance that relationships will be positive in future or that those with whom Aurizon has established positive relationships will continue to have influence in future.  Accordingly, it is possible that Aurizon's exploration or development activities could be interrupted or otherwise adversely affected in future by political uncertainty, native land claims entitlements, expropriations of property, changes in applicable governmental policies and policies of relevant interest groups, including those of First Nations.   Any changes in relations or shifts in political conditions may be beyond the control of Aurizon and may adversely affect its business and operations and if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in the applicable area, any of which could have a an adverse effect on Aurizon's financial conditions and results of operations.

Title to Properties

While the Company takes steps to verify title to its properties according to usual industry standards for the stage of development of such properties, the procedures undertaken do not guarantee the Company's title.  Properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

Environmental Hazards and Reclamation Obligations

All phases of the Company's operations are subject to environmental regulation, which mandates such things as air and water quality standards, land reclamation, site restoration and site closure requirements.  Environmental regulations also prescribe limitations on the generation, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company's operations.  Environmental hazards may exist on the Company's properties, which are currently unknown to the Company and may have been caused by previous owners or operators of the properties.  Such hazards could result in loss or liability for the Company and its failure to comply with applicable laws.

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.    The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company's estimate of its ultimate reclamation liability could change in the near term due to changes in laws and regulations and changes in cost estimates.  In 2008, restoration costs increased significantly as a result of soil characterization studies and new environmental guidelines of provincial and federal authorities.  The new soil characterization studies at Casa Berardi indicate arsenic levels in the tailings pond exceed the new maximum acceptable levels set by government authorities.  Aurizon has engaged independent environmental consultants to assist with design and methodology and prepare a formal cost estimate for the reclamation work that will be required to address the new mine closure requirements.  The restoration cost estimate of $30.5 million, as at December 31, 2009, for the Casa Berardi Mine is based on information currently available to the Company and reflects the Company's commitment to restore the mine site to a state that complies or exceeds all government standards.  While the Company believes the estimate to be reasonable and adequate, it is subject to final design criteria and costs may increase or decrease over time as a result of factors beyond the control of the Company.  See "Description of the Business – Environmental Protection and Reclamation Obligations".

Exploration Risks

Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if expenditures made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for development and, ultimately, commercial production.  The exploration and development of Aurizon's properties may depend upon Aurizon's ability to finance such activities from cash flow, joint venturing of projects, the sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be able to continue to fund such activities exclusively from operations.  In such event, ability to continue such activities will depend on its ability to obtain the required financing on commercially reasonable terms.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company's ability to continue to explore and develop its properties.

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Conflicts of Interest

Certain of the directors of Aurizon are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to Aurizon.  Although such persons have fiduciary duties to Aurizon there may exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies that could detract from their efforts on behalf of Aurizon.

RISKS RELATED TO GROWTH BY ACQUISITION

Risks Inherent in Acquisitions

Aurizon is actively pursuing the acquisition of advanced exploration, development and production assets consistent with its acquisition and growth strategy.  From time to time, Aurizon may also acquire securities of or other interests in companies with respect to which it may enter into acquisitions or other transactions.  Acquisition transactions involve inherent risks, including:

•

accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

•

ability to achieve identified and anticipated operating and financial synergies;

•

unanticipated costs;

•

diversion of management attention from existing business;

•

potential loss of Aurizon's key employees or key employees of any business acquired;

•

unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

decline in the value of acquired properties, companies or securities.

Any one or more of these factors or other risks could cause Aurizon not to realize the anticipated benefits of an acquisition of properties or companies, and could have a material adverse effect on Aurizon's financial condition.

Acquisition Identification and Integration Risks

While Aurizon continues to seek acquisition opportunities consistent with our growth strategy, there is no assurance that Aurizon will be able to identify projects or companies that are suitable or that are available for sale at reasonable prices or that it will be able to consummate any acquisition, or integrate any acquired business into its operations successfully.  Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on Aurizon's results of operations and financial condition.

To acquire properties and companies, Aurizon may be required to use available cash, incur debt, issue additional Common Shares or other securities, or a combination of any one or more of these.  This could affect Aurizon's future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the trading price of the Common Shares.  There is no assurance that when evaluating a possible acquisition Aurizon will correctly identify and manage the risks and costs inherent in the business to be acquired.

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There may be no right for Aurizon shareholders to evaluate the merits or risks of any future acquisition undertaken by Aurizon, except as required by applicable laws and regulations.

RISKS RELATED TO THE COMMON SHARES

Dilution

Aurizon may require additional funds to fund its growth strategy.  If Aurizon elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of Aurizon shareholders.  Aurizon may issue additional Common Shares in the future pursuant to existing and new agreements in respect of project or other acquisitionsand in respect of the Company's stock option plan.

Price and Volume Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of Aurizon Common Shares may be affected by such fluctuations.  Sales of substantial amounts of Aurizon securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for Aurizon securities.  In the past, following periods of volatility in the market price of a company's securities, shareholders have sometimes instituted class action securities litigation against those companies.  Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm Aurizon's profitability and reputation.

No Dividends

Aurizon has never paid cash dividends on the Common Shares and currently retains earnings to fund Aurizon's growth strategy and development of its existing projects.

DIVIDENDS

Aurizon has not paid any dividends or made any distributions on its securities.  However, the board of directors may decide to do so on the basis of the earnings, financial requirements and other conditions existing at such time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of an unlimited number of common shares without par value ("Common Shares") and an unlimited number of preferred shares ("Preferred Shares") without par value issuable in series, of which a maximum of 8,050,000 Series "A" Convertible Preferred Shares and 1,135,050 Series "B"

Convertible Preferred Shares may be issued.  As at December 31, 2009, there were a total of 159,008,607 Common Shares and no Preferred Shares of the Company issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend and to cast one vote per share at all meetings of the shareholders of the Company.  The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive on a pro-rata basis such dividends, if any, in any financial year as and when declared by the board of directors in its sole discretion from funds legally available therefor.  In the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, on a pro-rata basis, the net assets of the Company after payment of all debts and other liabilities.  The Preferred Shares are convertible and redeemable on the terms set forth in the Articles, are issuable in series and rank in priority to the Common Shares on a winding up, dissolution or liquidation in respect of a fixed amount determined in accordance with the Articles and thereafter the Preferred Shares are not entitled to any further distribution of the assets of the Company.  The board of directors may determine the designation, rights, and restrictions of each series of Preferred Shares, before their issue.

The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants.  Unless otherwise approved by shareholders, the aggregate number of securities reserved for issuance under the stock option plan, may not exceed 7% of the issued and outstanding Common Shares at the time of the grant.

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TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol "ARZ", and on the NYSE Amex  under the symbol AZK.

During the 12 months ended December 31, 2009, the Common Shares traded on the TSX as follows:

Month	Volume	High ($)	Low ($)

December 2009	16,345,356	5.87	4.58
November 2009	18,344,921	5.50	4.55
October 2009	11,096,992	5.58	4.36
September 2009	12,625,346	5.36	4.37
August 2009	7,265,993	5.05	3.99
July 2009	8,011,686	4.53	3.63
June 2009	11,439,820	5.02	3.96
May 2009	11,599,116	5.40	4.41
April 2009	18,051,440	6.24	4.36
March 2009	29,666,959	6.15	4.02
February 2009	17,776,251	5.14	3.90
January 2009	12,839,495	4.74	3.33

DIRECTORS AND OFFICERS

NAME AND OCCUPATION

The following table sets forth all current executive officers and directors as of the date of this Annual Information Form, with each position and office held in the Company and the period of service as such.

Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since

David P. Hall, Director, Chairman, President and Chief Executive Officer, British Columbia, Canada	President and Chief Executive Officer of Aurizon Mines Ltd.	1988(5)

Ian S. Walton, Director, Executive Vice-President and Chief Financial Officer, British Columbia, Canada	Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd.	1993(6)

Martin Bergeron, Vice-President, Operations Quebec, Canada

Vice-President, Operations of Aurizon Mines Ltd. since October, 2009.  From January to December 2008, General Manager – Western Canada, NWT and Nunavut, Agnico Eagle Mines Ltd.; From July, 2007 to January 2008, Meadowback Project General Manager, Agnico Eagle Mines Ltd.; From April 2006 to May 2007, Mine Manager, Rosebel Gold Mines, Iamgold Management; From March 2003 to April 2006, General Services Manager, Rosebel Gold Mine.

N/A

Roger Walsh,Vice-President, Corporate Development British Columbia, Canada

Vice-President, Corporate Development of Aurizon Mines Ltd. since March 2009.  From 2007 to January 2009, Vice-President, Cororate Development Jinshan Gold Mines Inc., From 2005 to 2007, Vice-President, Corporate Development, Ivanhoe Mines Ltd.  Prior to 2005, President of Geographe Corporate Advisory Limited.  In March 2009, was appointed a Director of Exeter Resource Corporation.

N/A

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Sargent H. Berner, (1) Director, British Columbia, Canada

President of Kent Avenue Consulting Ltd. and, from 1976 to 2004, was a partner of the Vancouver law firm DuMoulin Black LLP, practicing in the areas of corporate, mining, mergers, acquisitions, reorganizations and securities law.

1988(5)

Louis Dionne, (1) (3) Director, Ontario, Canada	Mining engineer consultant; formerly President and Chief Executive Officer of Richmont Mines Inc. until November, 2005.	2006(5)

Andre Falzon, (2) Director, Ontario, Canada

From 1994 to 2005, Vice President and Controller of Barrick Gold Corporation, and from 2005 until December 31, 2006, Vice-President, Planning and Compliance.  Mr. Falzon is also a Director and the Chairman of the Audit Committee of African Barrick Gold plc.

2008 (6)

Richard Faucher, (2) Director, Quebec, Canada

From 2005 to 2008, President and Chief Executive Officer of Canadian Royalties Inc., a Quebec-based mining company  and prior to December, 2005, President of Niocan Inc., a junior mineral exploration company

1999(4)

Diane Francis, (3) Director, Ontario, Canada	Editor-at-Large, Financial Post	2007(6)

Brian S. Moorhouse,(1) (2) (3) Lead Director, British Columbia, Canada	President of Vega Management Corporation, a private investment management company	1988(4)

NOTES:

(1)

Denotes member of Executive Compensation and Corporate Governance Committee.

(2)

Denotes member of Audit Committee.

(3)

Denotes member of the Environment, Health, Safety and Welfare Committee.

(4)

Term of office as a director expires at the next annual meeting of the shareholders.

(5)

Term of office as a director expires at the third next succeeding annual meeting of shareholders subsequent to May 14, 2009.

(6)

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to May 14, 2008.

CONTROL OF SECURITIES

As at March 25, 2010, the directors and officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,597,192 common shares of the Company, representing approximately 1% of the issued and outstanding common shares of the Company.  The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers of Aurizon as a group, is based upon information furnished by the respective individuals.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Other than as disclosed below, to the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or was within 10 years prior to the date hereof was a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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For the purposes of the disclosure above regarding the directors, executive officer or shareholder, “order” means:  (a) a cease trade order, including a management cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Mr. Berner, a director of the Company, serves as a director of ValGold Resources Ltd. In December, 2008, ValGold Resources Ltd. was subject to a management cease trade order for failing to file financial statements.  ValGold Resources Ltd. subsequently completed the filing of its required financial statements and the management cease trade order was lifted on January 28, 2009.  On December 7, 2009, ValGold Resources Ltd. was subject to a cease trade order for failing to file financial statements.  ValGold Resources Ltd. subsequently completed the filing of its required financial statements and the cease trade order was lifted on December 16, 2009.

To the knowledge of the Company, no director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

To the best of Aurizon's knowledge, and other than as disclosed in this Annual Information Form, there are no known existing or potential conflicts of interest between Aurizon and any director or officer of Aurizon, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that conflict may arise between their duties as a director or officer of Aurizon and their duties as a director or officer of such other companies.  See "Risk Factors – Conflicts of Interest".

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, nor to the Company's knowledge any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, nor any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Company.

LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of its business ..  The Company is not involved in any current proceedings, nor is its property currently (or has within the last financial year been) subject to any proceeding, in which the amount involved, exclusive of interest and costs, is expected to exceed 10% of its current assets.

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TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services of Canada, located at its principal offices in Vancouver, British Columbia and Toronto, Ontario.  The co-transfer agent for the Common Shares in the United Sates is Computershare Investor Services at its principal offices in Golden, Colorado.

MATERIAL CONTRACTS

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company, that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

NYSE AMEX CORPORATE GOVERNANCE

The Company's common shares are listed on NYSE Amex.  Section 110 of the NYSE Amex company guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations.  A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement:  The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaws.  The Company's quorum requirement is set forth in its Articles.  A quorum for a meeting of members of the Company is two members or proxy holders present.

Proxy Delivery Requirement:  NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the "1934 Act"), and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the 1934 Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Delivery of Financial Statement and Management's Discussion and Analysis:  NYSE Amex requires delivery of annual financial statements to all shareholders of record.  In accordance with applicable rules and regulations in Canada, the Company delivers annual and interim financial statements and related management's discussion and analysis only to shareholders who request delivery of such information in the manner described in the Company's proxy materials.  As part of the Company's continuous disclosure obligations the Company publishes its annual and interim financial statements and related management's discussion and analysis under the Company profile on www.sedar.com which can be accessed by shareholders and other members of the public, without payment of a fee.

The foregoing are consistent with the laws, customs and practices in Canada.

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INTERESTS OF EXPERTS

The following table sets out the individuals who are qualified persons as defined in NI 43-101 in connection with scientific or technical information provided herein.

Mineral Property	Experts

Casa Berardi Gold Mine	Bernard Salmon, ing, Consulting Geologist, and Jason Cox, P. Eng., Senior Mining Engineer, of Scott Wilson RPA ; and
Christian Bourcier, P.Eng., Mine Manager, Casa Berardi, Aurizon Mines Ltd.

Joanna Gold Development Project	BBA Inc.;
and Ghislain Fournier, P.Eng., General Manager, Technical Services, Aurizon Mines Ltd.

Kipawa Gold-Rare Earth Elements Exploration Project	Martin Demers, P. Geo., General Manager, Exploration, Aurizon Mines Ltd.

INTERESTS OF EXPERTS

To the knowledge of the Company, none of the experts named above, holds or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates, except as follows.

Mr. Bourcier, Mr. Fournier, and Mr. Demers are employees of the Company, and have been granted options under the Company's incentive stock option plan.  Mr. Bourcier, Mr. Fournier and Mr. Demers own less than 1% of the Company's issued and outstanding share capital.

AUDITORS

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Accountants.  PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the U.S. Securities and Exchange Commission.

AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE MANDATE

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Company's audit committee:

Andre Falzon	Independent (1)	Financially literate (1)
Richard Faucher	Independent (1)	Financially literate (1)
Brian S. Moorhouse	Independent (1)	Financially literate (1)

NOTES:

1.

As defined by National Instrument 52-110 ("NI 52-110").

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RELEVANT EDUCATION AND EXPERIENCE

The following is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member:

Andre Falzon (Chair) - Mr. Falzon, a Chartered Accountant, has been a senior financial executive with over 20 years of practical financial and management experience, particularly within the mining industry.  For most of those years he was Vice President and Controller of Barrick Gold Corporation.  Mr. Falzon was responsible for Barrick's financial reporting requirements and planning, as well as being involved in related aspects of business acquisitions, financings and mine development activities.  Most recently and until December 31, 2006, he was Vice President Planning and Compliance, and was responsible for the establishment and management of Barrick's compliance and internal audit functions.  Mr. Falzon is also a director and the Chairman of the audit committee of African Barrick Gold plc.

Richard Faucher - Mr. Faucher is a Professional Engineer trained in metallurgical engineering and, until August 29, 2008, was the President and Chief Executive Officer of Canadian Royalties Inc.  Mr. Faucher has held senior management positions in several other large mining companies and metallurgical projects, including the position of President of Niocan Inc., Vice-President, Brunswick Mining & Smelting, for Noranda Inc.; President and General Manager for Falconbridge Dominicana; and President and COO of Princeton Mining Corp.  Mr. Faucher completed the Directors Education Program at McGill University in 2006. Mr. Faucher holds directorships in other reporting issuers as follows:  Globestar Mining Inc. and Plexmar Resources Inc. and is also a member of the audit committee of Globestar Mining Inc.

Brian S. Moorhouse - Mr. Moorhouse has a Bachelor of Commerce degree with a major in economics.  He formerly worked in the investment industry as an institutional advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd., and has extensive experience in financial markets.

PRE-APPROVED POLICIES AND PROCEDURES

The Company's Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.  Pursuant to the Audit Committee Charter, the Audit Committee shall review and pre-approve all audit and audit-related services.  In addition, the Audit Committee shall review and pre-approve all permitted non-audit services provided by the Company's auditors.  Prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the auditors.

EXTERNAL AUDITOR SERVICES FEES (BY CATEGORY)

The following table sets forth the Company's fees paid to PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the two years ended December 31, 2009 and 2008 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2009	Dec. 31, 2008
Audit Fees
Financial statements	280,000	325,000
Quarterly reviews	20,000	10,100
Total audit fees:	300,000	335,100
Tax Fees (1)	47,750	15,000
Audit-Related Fees
Prospectus, IFRS, SEC comment letters and consulting	47,500	21,450
Total fees	395,250	371,550

Note:

1.

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their extensive knowledge of the Company's activities and familiarity of its business and the associated cost savings resulting from that knowledge base.

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GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

In this Annual Information Form, the following terms have the following meanings:

assay - to analyze the proportions of metals in an ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

backfilling - the process of refilling an excavation, a mine opening, or the space around a foundation.

CIM – Canadian Institute of Mining.

collar - the mouth or upper end of a mine shaft.

core sample - one or several pieces of whole or split parts of core selected as a sample for analysis or assay.

cut-and-fill - a stoping method in which the ore is excavated by successive flat or inclined slices, working upward from the level.  However, after each slice is blasted down, all broken ore is removed, and the stope is filled with waste (backfill) up to within a few feet of the back before the next slice is taken out, just enough room being left between the top of the waste pile and the back of the stope to provide working space.  The term cut-and-fill stoping implies a definite and characteristic sequence of operations: (1) breaking a slice of ore from the back; (2) removing the broken ore; and (3) introducing filling.

development - the preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimates have been made; ore essentially ready for mining.

diamond drill - a machine designed to rotate under pressure an annular diamond studded cutting tool to produce a more or less continuous solid sample of material.

diamond drilling - a variety of rotary drilling in which diamond bits are used as the rock-cutting tool.  It is a common method of prospecting for mineral deposits, especially in development work where core samples are desired.

dilution - the contamination of ore with barren wall rock in stoping.  As a result, assay of the ore after mining is frequently lower than when sampled in place.

drift - a horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

feasibility study - comprehensive study in which all geological, engineering, legal operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

fill - man-made deposits of natural earth materials (e.g.  rock, soil, gravel) and waste materials (e.g.  tailings or spoil from dredging), used to fill an enclosed space such as an empty stope or chamber in a mine.

gold doré - the term for a bar of gold containing impurities in excess of two percent.

grade - the amount of valuable mineral in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for other metals.

Cut-off Grade - the lowest grade of mineralized rock that qualifies as ore grade in a given deposit and it is also used as the lowest grade below which the mineralized rock cannot be profitably exploited.  Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Mill Head Grade - the grade of ore as it comes from a mine and goes to a mill.

Recovered Grade - actual metal content of ore determined after processing.

grinding - size reduction of ore into fine particles to prepare it for processing.

hoist - the machine used for raising and lowering the cage or other conveyance in a shaft.

mineralization - the process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

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mineral claim - that portion of public mineral lands which a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

metallurgy - the science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes; the preparation of more metalliferous materials from raw ore.

mill circuit - the combination of various processes and systems which concentrate the valuable minerals.

NSR - net smelter return, a return based on the actual gold sale price received less among other expenses, the costs associated with refining at an off-site refinery.

NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects implemented by the Canadian Securities Administrators on December 30, 2005 as amended from time to time.

open-pit mining – an excavation for removing minerals which is open to the surface.

ore - a natural aggregate of one or more minerals which at a specified time and place may be mined and sold at a profit, or from which some part may be profitably separated.  Rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit.

ounces - troy ounces; in this AIF production figures refer to gold having a fineness of at least 995 parts per 1,000 parts; other references to ounces in this AIF do not refer to a specific fineness.  There are 31.1035 grams in a troy ounce.

orebody - a sufficiently large amount of ore that can be mined economically.

preliminary assessment - a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

preliminary feasibility study –a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

pyrite - a common, pale-bronze or brass-yellow, mineral.  Pyrite has a brilliant metallic luster and has been mistaken for gold.  Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks.

quartz - crystalline silica, an important rock-forming mineral.  It is one of commonest gangue mineral of ore deposits.

Qualified Person –an individual who meets the requirements of such term under NI 43-101.

Rare earth elements or REE - Rare earth elements are divided into two (2) distinct categories: (1) heavy rare earth elements (HREE), grouping elements from europium through lutetium; and (2) light rare earth elements (LREE) grouping elements, such as lanthanum, cerium, praseodymium, neodymium and samarium. REE (used as metal or oxides) are widely used in different technologies such as magnet and magnetic devices, opto-electronic devices, lasers, glass and ceramics.

raise - a vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

ramp - an inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

reclamation - the process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity generally involves the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

recovery rate - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  The material recovered is generally stated as a percentage of the material recovered the total material present.

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refining - the final stage of metal production in which impurities are removed from the molten metal.

reserves – under Canadian Institute of Mining (CIM) definitions a mineral reserve is the economically mineable part of a measured or indicated mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.  There are two categories of reserves:

proven - a ‘proven mineral reserve' is the economically mineable part of a measured mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

probable - a ‘probable mineral reserve' is the economically mineable part of an indicated, and in some circumstances a measured mineral resource for which an appropriate mining plan has been demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

resource - under CIM definitions a mineral resource is a concentration or occurrence of natural, solid materials including precious metals, in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

measured mineral resource - a measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineralization or other natural material of economic interest may be classified as a measured mineral resource when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in and understanding of the geology and controls of the mineral deposit.

indicated mineral resource - an indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  Mineralization may be classified as an indicated mineral resource when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. An indicated mineral resource estimate is of sufficient quality to support a preliminary feasibility study which can serve as the basis for major development decisions.

inferred mineral resource - an inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters.  Inferred mineral resources are generally required to be must be excluded from estimates forming the basis of feasibility or other economic studies.

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sediment - solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents such as chemical precipitation from solution or secretion by organisms and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

shaft - a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

stope - an area in an underground mine where ore is mined.

sulphides - a group of minerals which contains sulfur and other metallic elements such as copper and zinc.  Gold is usually associated with sulphide enrichment in mineral deposits.

tailings - material rejected from a mill after the valuable minerals have been recovered.

tonne - a metric ton of 1,000 kilograms (2,205 pounds).

tons - dry short tons (2,000 pounds).

troy ounce - troy ounce of a fineness of 999.9 parts per 1,000 parts, equal to 31.1035 grams.

vein - a mineral filling of a fault or other fracture in a host rock in tabular or sheet like form often with associated replacement of the host rock; a mineral deposit of this form and origin.

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ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Information Circular for its most recent annual general meeting of security holders that involved the election of directors.

Additional financial information is provided in the Company's financial statements and management's discussion and analysis for the year ended December 31, 2009.

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SCHEDULE “A”

AURIZON MINES LTD.

Audit Committee Charter

I.

MANDATE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

-

the Company's financial reporting and continuous disclosure;

-

the Company's systems of internal controls and financial reporting processes; and

-

the review and appraisal of the performance and independence of the Company's external auditors.

II.

COMPOSITION

The Audit Committee shall be comprised of three directors as determined by the Board.  Each member shall be independent and meet the requirement of financial literacy as prescribed by the appropriate regulatory bodies.

The Chairman of the Committee will be elected by the Board.

Where a member serves on more than three audit committees, the Board must determine that it does not impair his ability to serve effectively the Committee.

III.

MEETINGS

The Committee shall meet at least quarterly with management and at least bi-annually with external auditors, in group and individually to review matters related to the execution of its mandate.

Minutes of the meetings will be kept and a copy transmitted to the Board along with a verbal report from the Chairman on the Committee's findings and recommendations.

IV.

AUTHORITY OF THE AUDIT COMMITTEE

The Committee will have the authority:

-

to engage independent counsel and other advisors as it determines necessary to carry out its duties;

-

to set and pay the compensation for the external auditors and to communicate with them directly.

V.

RESPONSIBILITIES AND DUTIES

To fulfill its mandate, the Audit Committee shall:

With respect to the Company's financial reporting and continuous disclosure:

-

Review the Company's financial statements, MD&A and press release to ensure their appropriateness;

-

Review report and findings of the external auditors and resolve any pending issues;

-

Review representation letter from management;

-

Review the continuous disclosure process and ensure that it was done in accordance to the disclosure policy;

-

Review the certification by the CFO and CEO and ensure that it is in line with regulatory requirements;

-

Review any letters received from regulatory authorities and responses thereon.

With respect to the Company's internal controls and financial reporting processes:

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-

Review the adequacy and effectiveness of the financial reporting system and internal control policies and procedures with the external auditors and management.  Ensure that the Company complies with all new regulations in this regard;

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Review with management and the external auditors any reportable condition and material weaknesses affecting internal controls;

-

Review the monitoring of the Whistleblower Policy for the submission, receipt, retention and treatment of complaints and concerns regarding accounting and auditing matters, and review any developments and responses on reports received thereunder;

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Review any significant related-party transactions;

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Review the Financial Reporting Officers' Code of Ethics, and the Anti Fraud Policy.

With respect to the external auditors:

-

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements;

-

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements;

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Review and approve all audit and audit-related services, and pre-approve any non-audit services provided by the Company's external auditors;

-

Review annually the external auditors quality control, and any issues that were raised following peer or regulatory review;

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Ensure that management interacts professionally with the auditors;

-

Review annually the performance of the external auditors and ensure their independence after reviewing all significant relationships they might have with the Company;

-

Recommend to the Board of Directors the selection of the external auditors.

VI.

OTHER

Review the disclosure made in the Annual Report Information Form, 40-F and the Information Circular regarding the Audit Committee.

Once a year, the Committee reviews the adequacy of its Charter and brings to the attention of the Board required changes, if any, for approval.  The Committee will also, annually, make a critical review of its past performance to ensure that it has assumed its responsibilities and executed all required tasks and suggest changes if it failed to do so.  This review will also cover individual members' performance.

Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

V.

ANNUAL WORK PLAN

The Audit committee reviews and updates annually a work plan for the ensuing year which includes periodic review at specified times and periods of financial reporting and continuous disclosure documents and matters, internal controls and reporting, dealings with external auditors and other related matters.

This Audit Committee Charter, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors

         AURIZON MINES LTD.

AURIZON MINES LTD.	ANNUAL INFORMATION FORM	MARCH 31, 2010